                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-36595


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO SECTION 8(A) OF THE SECURITIES ACT OF 1933. A FINAL PROSPECTUS SUPPLEMENT AND THE PROSPECTUS TO WHICH IT RELATES WILL BE DELIVERED TO PURCHASERS OF THESE SECURITIES. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS TO WHICH IT RELATES SHALL CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
           PRELIMINARY PROSPECTUS SUPPLEMENT DATED FEBRUARY 12, 1998

PROSPECTUS SUPPLEMENT
----------------------------------
(TO PROSPECTUS DATED OCTOBER 20, 1997)
                                3,000,000 SHARES

                             POST PROPERTIES, INC.
                                  COMMON STOCK

                             ---------------------
[POST PROPERTIES LOGO]

    Post Properties, Inc. (the "Company") is one of the largest developers and operators of upscale multifamily apartment communities in the Southeastern and Southwestern United States. The Company currently owns 78 stabilized communities (the "Communities") containing 25,938 apartment units located primarily in metropolitan Atlanta, Georgia, Dallas, Texas and Tampa, Florida. In addition, the Company currently has under construction or in initial lease-up 12 new communities and additions to three existing communities in the Atlanta, Georgia, Dallas and Houston, Texas, Tampa, Florida, Denver, Colorado, and Nashville, Tennessee metropolitan areas that will contain an aggregate of 4,742 apartment units upon completion.

    All of the shares of Common Stock offered hereby are being sold by the Company. The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "PPS." On February 11, 1998, the last reported sale price of the Common Stock on the NYSE was $39 1/4. See "Price Range of Common Stock and Dividend History." The shares of Common Stock offered hereby will be listed on the NYSE, subject to official notice of issuance.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================================
                                                    PRICE TO           UNDERWRITING         PROCEEDS TO
                                                     PUBLIC            DISCOUNT(1)           COMPANY(2)
------------------------------------------------------------------------------------------------------------

Per Share....................................          $                    $                    $
------------------------------------------------------------------------------------------------------------
Total(3).....................................          $                    $                    $
============================================================================================================

(1) The Company and the Operating Partnership have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $325,000 payable by the Company.
(3) The Company has granted the Underwriters an option to purchase up to an additional 450,000 shares to cover over-allotments. If all such shares of Common Stock are purchased, the total Price to Public, Underwriting Discount
    and Proceeds to Company will be $             , $             and
    $             , respectively. See "Underwriting."

                             ---------------------

    The shares are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that
delivery of the shares will be made in New York, New York on or about March   ,
1998.

                             ---------------------

MERRILL LYNCH & CO.
        BT ALEX. BROWN
                INTERSTATE/JOHNSON LANE
                       CORPORATION
                        MORGAN STANLEY DEAN WITTER
                                 PRUDENTIAL SECURITIES INCORPORATED
                                        THE ROBINSON-HUMPHREY COMPANY
                             ---------------------
          The date of this Prospectus Supplement is February   , 1998.

                         THE COMPANY'S PRIMARY MARKETS

                             [PRIMARY MARKETS MAP]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING EXERCISING THE OVERALLOTMENT OPTION, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed descriptions and the financial information and statements appearing elsewhere and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Unless indicated otherwise, the information contained in this Prospectus Supplement assumes that the Underwriters' over-allotment option is not exercised. The offering of 3,000,000 shares of the Common Stock of the Company, par value $.01 per share (the "Common Stock"), pursuant to this Prospectus Supplement is referred to herein as the "Offering." As used herein, the term "Company" includes Post Properties, Inc. and its predecessors and Post Apartment Homes, L.P. (the "Operating Partnership") and its subsidiaries, unless the context indicates otherwise.

                                  THE COMPANY

     Post Properties, Inc. (the "Company") is one of the largest developers and operators of upscale multifamily apartment communities in the Southeastern and Southwestern United States. The Company currently owns 78 stabilized communities (the "Communities") containing 25,938 apartment units located primarily in metropolitan Atlanta, Georgia, Dallas, Texas and Tampa, Florida. In addition, the Company currently has under construction or in initial lease-up 12 new communities and additions to three existing communities in the Atlanta, Georgia, Dallas and Houston, Texas, Tampa, Florida, Denver, Colorado and Nashville, Tennessee metropolitan areas that will contain an aggregate of 4,742 apartment units upon completion. For the year ended December 31, 1997, the average economic occupancy rate (gross potential rent less vacancy losses, model expenses and bad debt divided by gross potential rent) of the 45 Communities stabilized for the entire year was 94.9%. The average monthly rental rate per apartment unit at these Communities for December 1997 was $811. The Company also manages through affiliates approximately 10,000 additional apartment units owned by third parties. The Company is a fully-integrated organization with multifamily development, acquisition, operation and asset management expertise and has approximately 1,600 employees.

     Since it was founded in 1971, the Company has pursued three distinctive core business strategies that, for over 25 years, have remained substantially unchanged:

        - Investment Building. Investment building means taking a long-term view of the assets the Company creates. The Company develops communities with the intention of operating them for periods that are relatively long by the standards of the apartment industry. Key elements of the Company's investment building strategy include instilling a disciplined team approach to development decisions; selecting sites in niche and infill locations in strong primary markets; consistently constructing new apartment communities with a uniformly high quality; and conducting ongoing property improvements.

        - Promotion of the Post(R) Brand Name. The Post(R) brand name strategy has been integral to the success of the Company and, to the knowledge of the Company, has not been successfully duplicated within the multifamily real estate industry in any major U.S. market. For such a strategy to work, a company must develop and implement systems to achieve uniformly high quality and value throughout its operations. As a result of the Company's efforts in developing and maintaining its communities, the Company believes that the Post(R) brand name is synonymous with quality upscale apartment communities that are situated in desirable locations and provide superior resident service. Key elements in implementing the Company's brand name strategy include extensively utilizing the trademarked brand name; adhering to quality in all aspects of the Company's operations; developing and implementing leading edge training programs; and coordinating the Company's advertising programs to increase brand name recognition.

        - Service Orientation. The Company's mission statement is: "To provide the superior apartment living experience for our residents." By striving to provide a superior product and superior service, the Company believes that it will be able to achieve its long-term goals. The Company believes that it provides its residents with superior product and superior service through its uniformly high quality construction, award-winning landscaping and numerous amenities, including on-site business centers, on-site courtesy officers, urban vegetable gardens and state-of-the-art fitness centers.

     The Company believes that with the implementation of these strategies, multifamily properties in its primary markets have the potential over the long term to provide investment returns that exceed national averages. According to recent market surveys, employment growth, population growth and household formation growth in the Company's primary markets have exceeded, and are forecasted to continue to exceed, national averages.

     The Company, through wholly owned subsidiaries, is the sole general partner of, and controls a majority of the limited partnership interests in, the Operating Partnership. The Company conducts all of its business through the Operating Partnership and its subsidiaries.

                                THE COMMUNITIES

     The Communities consist of 78 stabilized Post(R) multifamily apartment communities located in the following metropolitan areas:

METROPOLITAN AREA                                            COMMUNITIES   # OF UNITS   % OF TOTAL
-----------------                                            -----------   ----------   ----------
Atlanta, GA................................................      36          13,768        53.1%
Dallas, TX.................................................      24           6,021        23.2
Tampa, FL..................................................       8           2,570         9.9
Nashville, TN..............................................       2             246         1.0
Charlotte, NC..............................................       1             402         1.5
Other......................................................       7           2,931        11.3
                                                                 --          ------       -----
                                                                 78          25,938       100.0%
                                                                 ==          ======       =====

     The Company or its predecessors developed all but 14 of the Post(R) Communities and currently manages all of the Communities. Forty-four of the Communities have in excess of 300 apartment units, with the largest Community having a total of 907 apartment units. The oldest of the Communities was first occupied in 1977, and 69 of the 78 Communities, comprising approximately 92% of such Communities' apartment units, were completed after January 1, 1986. The average age of the Company's Communities is approximately seven years.

                              RECENT DEVELOPMENTS

YEAR AND QUARTER ENDED DECEMBER 31, 1997 FINANCIAL RESULTS

     On February 3, 1998, the Company announced that funds from operations ("FFO") for the fourth quarter of 1997 totaled $27.29 million, an increase of 41.9% over the fourth quarter of 1996. FFO for the year ended December 31, 1997 totaled $87.39 million, an increase of 17.8% over FFO for 1996. The weighted average number of shares and Units outstanding for the quarter and year ended December 31, 1997 was 33,722,727 and 28,880,928, respectively.

     The Company also announced fourth quarter 1997 net income available to common shareholders of $13.89 million or $0.49 per common share. These per share results are the same as those achieved in the fourth quarter of 1996, notwithstanding an increase during 1997 in depreciation resulting from assets obtained in the merger with Columbus Realty Trust ("Columbus"), and a one-time charge in 1997 of $1.5 million for the relocation of the Company's corporate offices.

     For the year ended December 31, 1997, the Company's net income available to common shareholders was $49.97 million or $2.11 per common share, an 8% increase over the per common share results for 1996.

     Earnings comparisons between 1997 and 1996 are affected by Olympics-related income during 1996. During the third quarter of 1996, the Company recorded FFO and net income of approximately $525,000, or

$0.02 per common share, related to the Company's Olympic initiatives. Eliminating the impact of the Olympics-related income in 1996, net income per common share was up by 9% for 1997.

     The average economic occupancy rate for the Communities stabilized for all of 1996 and all of 1997 ("Fully Stabilized Communities") was 95.5% for the fourth quarter of 1997, up 1.6% over the same quarter of 1996. The average economic occupancy rate for Fully Stabilized Communities was 94.8% for the year ended December 31, 1997, down 0.6% from the year ended December 31, 1996.

     Total revenue from Fully Stabilized Communities was up 2.6% during the 1997 fourth quarter compared to the 1996 fourth quarter, while operating expenses for these Communities decreased 0.3%. Consequently, net operating income from Fully Stabilized Communities increased 4%.

     Total revenue for Fully Stabilized Communities was up 1.3% for the year ended December 31, 1997 over 1996, while operating expenses were up 0.3%. This resulted in an increase of 1.7% in net operating income from Fully Stabilized Communities for the year ended December 31, 1997.

     Results for the fourth quarter and year ended December 31, 1997 and 1996 are summarized as follows:

                                                             THREE MONTHS ENDED         TWELVE MONTHS ENDED
                                                                DECEMBER 31,                DECEMBER 31,
                                                          -------------------------   ------------------------
                                                            1997(1)        1996         1997(1)        1996
                                                          -----------   -----------   -----------   ----------
                                                          (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                                     (DOLLARS IN THOUSANDS, EXCEPT
                                                                            PER SHARE DATA)
OPERATING DATA
Revenue:
  Rental -- owned properties............................  $   58,138    $   41,208    $  186,126    $  158,618
  Property management -- third party....................         725           640         2,421         2,828
  Landscape services -- third party.....................       1,328         1,414         5,120         4,834
  Interest..............................................          59            37            89           326
  Other.................................................       1,672         1,036         6,360         4,969
                                                          ----------    ----------    ----------    ----------
         Total revenue..................................      61,922        44,335       200,116       171,575
                                                          ----------    ----------    ----------    ----------
  Property operating and maintenance expenses -- owned
    properties..........................................      20,153        14,663        67,519        58,202
  Depreciation -- real estate assets....................       9,094         6,003        27,991        22,676
  Depreciation -- non-real estate assets................         299           217         1,057           927
  Property management expenses -- third party...........         654           447         1,956         2,055
  Landscape services expenses -- third party............       1,167         1,054         4,284         3,917
  Interest expense......................................       7,936         5,393        24,658        22,131
  Amortization of deferred loan costs...................         233           327           980         1,352
  General and administrative expenses...................       2,463         1,930         7,363         7,716
                                                          ----------    ----------    ----------    ----------
         Total expenses.................................      41,999        30,034       135,808       118,976
                                                          ----------    ----------    ----------    ----------
  Net income before net gain (loss) on sale of assets,
    loss on relocation of corporate office, minority
    interest and extraordinary item.....................  $   19,923    $   14,301    $   64,308    $   52,599
  Net gain (loss) on sale of assets.....................        (242)           --         3,270           854
  Loss on relocation of corporate office................      (1,500)           --        (1,500)           --
  Minority interest of unitholders in Operating
    Partnership.........................................      (2,569)       (2,542)      (11,131)       (9,984)
                                                          ----------    ----------    ----------    ----------
  Net income before extraordinary item..................      15,612        11,759        54,947        43,469
  Extraordinary item, net of minority interest(2).......          --            --           (75)           --
                                                          ----------    ----------    ----------    ----------
Dividends to preferred shareholders.....................      (1,720)       (1,063)       (4,907)       (1,063)
                                                          ----------    ----------    ----------    ----------
Net income available to common shareholders.............  $   13,892    $   10,696    $   49,965    $   42,406
                                                          ----------    ----------    ----------    ----------
  Funds from operations(3)..............................  $   27,297    $   19,241    $   87,392    $   74,212
                                                          ----------    ----------    ----------    ----------
Weighted average common shares and Units outstanding --
  basic.................................................  33,722,727    27,103,557    28,880,928    26,917,723
Weighted average common shares and Units outstanding --
  diluted...............................................  34,137,352    27,268,764    29,328,850    27,009,323
                                                          ----------    ----------    ----------    ----------

                                                             THREE MONTHS ENDED         TWELVE MONTHS ENDED
                                                                DECEMBER 31,                DECEMBER 31,
                                                          -------------------------   ------------------------
                                                            1997(1)        1996         1997(1)        1996
                                                          -----------   -----------   -----------   ----------
                                                          (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                                     (DOLLARS IN THOUSANDS, EXCEPT
                                                                            PER SHARE DATA)
PER COMMON SHARE DATA(4)
  Net income before extraordinary item (net of preferred
    dividend) -- basic..................................  $     0.49    $     0.49    $     2.11    $     1.95
                                                          ----------    ----------    ----------    ----------
  Net income before extraordinary item (net of preferred
    dividend) -- diluted................................  $     0.48    $     0.48    $     2.08    $     1.94
                                                          ----------    ----------    ----------    ----------
  Net income available to common shareholders --basic...  $     0.49    $     0.49    $     2.11    $     1.95
                                                          ----------    ----------    ----------    ----------
  Net income available to common
    shareholders -- diluted.............................  $     0.48    $     0.48    $     2.07    $     1.94
                                                          ----------    ----------    ----------    ----------
  Dividends declared....................................  $    0.595    $    0.540    $     2.38    $     2.16
                                                          ----------    ----------    ----------    ----------

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1997          1996
                                                              -----------   ----------
                                                              (UNAUDITED)
BALANCE SHEET DATA
  Real estate, before accumulated depreciation..............  $1,936,011    $1,109,342
  Real estate, after accumulated depreciation...............   1,734,916       931,670
  Total assets..............................................   1,780,563       958,675
  Total debt................................................     821,209       434,319
  Shareholders' equity......................................     756,920       398,993

---------------

(1) Information for the three and twelve months ended December 31, 1997 includes the operations of Columbus from the date of acquisition on October 24, 1997.
(2) The extraordinary item for the twelve months ended December 31, 1997 resulted from the costs associated with the early extinguishment of indebtedness.
(3) The Company uses the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") definition of Funds from Operations, which became effective for periods beginning after January 1, 1996. FFO for any period means the consolidated net income of the Company and its subsidiaries for such period excluding gains or losses from debt restructuring and sales of property, plus depreciation of real estate assets, and after adjustment for unconsolidated partnerships and joint ventures, all determined in accordance with generally accepted accounting principles ("GAAP"). FFO presented herein is not necessarily comparable to FFO presented by other real estate companies due to the fact that not all real estate companies use the same definition. However, the Company's FFO is comparable to the FFO of real estate companies that use the current NAREIT definition. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs or ability to service indebtedness or make distributions.
(4) As of December 31, 1997, there were 35,843,066 units of limited partnership interests ("Units") in the Operating Partnership outstanding, of which 30,626,592 were beneficially owned by the Company.The weighted average shares outstanding for the three and twelve months ended December 31, 1997 was 28,506,253 and 23,664,044 respectively.

MERGER WITH COLUMBUS REALTY TRUST

     On October 24, 1997, Columbus, a Texas real estate investment trust, was merged into a wholly owned subsidiary of the Company (the "Merger"). At the time of the Merger, Columbus operated 26 completed communities containing 6,296 apartment units, and had an additional five communities under development that will contain 1,243 apartment units upon completion. The communities were located primarily in Dallas, Texas. Pursuant to the merger agreement, each outstanding share of Columbus common stock was converted into .615 shares of Common Stock, which resulted in the issuance of approximately 8.4 million shares of Common Stock of the Company. The Company also assumed approximately $262 million of debt in connection with the Merger, valuing the overall transaction at approximately $600 million. The Merger was structured as a tax-free merger transaction and was treated as a purchase for accounting purposes. Robert L. Shaw, the former Chief Executive Officer of Columbus, became a director of the Company and President of Post's Western Division ("Post West"). Post West, headquartered in Dallas, Texas, develops and manages the Company's communities west of the Mississippi River.

     Among the strategic reasons the Company pursued and consummated the Merger were:

        - Skilled Development and Operating Team. In seeking to merge with Columbus, the Company was attracted to the skilled development team led by Robert Shaw. The Columbus team possesses a unique set of skills in developing an urbanized, high-density multifamily product often in collaboration with, and with the financial support of, affected municipalities.

        - High Quality Comparable Assets. Both companies focus on developing in niche and infill locations in urban settings within high growth markets, rather than pursuing commodity-oriented locations or acquisitions. Both companies also provide a high quality, upscale, highly amenitized product to a resident who places a premium on location, amenities and a high level of service.

        - Portfolio Diversification. The Columbus portfolio gives the Company a critical mass in Dallas, Texas and also provides the Company with access to other high growth, infill urban settings in the Southwest. Coupling the Company's prior markets with those of Columbus diversifies the economic risk for the holders of the Company's common and preferred stock and debt.

        - Attractive "Pipeline." At the time of the Merger, Columbus had a substantial and attractive pipeline of development opportunities which had been generated as a result of years of investigation and pre-development work. The Company believes that this pipeline of attractive opportunities would be difficult to reproduce without substantial time and expense. Since the Merger in October 1997, the Company has in fact started development on three of these communities which will contain 1,417 units upon completion and represent a capital investment of approximately $141 million. In addition, the Company is continuing to pursue projects in Dallas, Houston, Forth Worth and Austin, Texas, Phoenix, Arizona, Denver, Colorado and other locations which had been initiated by Columbus.

     The Merger also had several ancillary benefits to the Company:

        - Increased Market Capitalization and Improved Liquidity. The total market capitalization of the Company was increased to approximately $2.4 billion (as of December 31, 1997) with total shares and Units outstanding increased to approximately 35,850,000. As a result of this increase in market capitalization, the 90-day average trading volume of the Common Stock, which was 44,722 shares at June 30, 1997, increased 82% to 81,180 shares at December 31, 1997. This represents an average daily trading volume of approximately $3.3 million based on the December 31, 1997 closing price. The Company believes this increased market capitalization and liquidity broadens the institutional following of the Company's Common Stock.

        - Elimination of a Competitor. As the Company looked to take its strategy further west from its core southeastern markets and Columbus sought to expand to the east, the companies were increasingly finding themselves competing for development opportunities. Through the Merger, the Company eliminated its principal competitor for urban infill development opportunities.

CURRENT DEVELOPMENT ACTIVITY

     The Company currently has under construction or in initial lease-up 12 new communities and additions to three existing communities that will contain an aggregate of 4,742 units upon completion. The Company's communities under development or in initial lease-up are summarized in the following table:

                                                                                   ACTUAL OR       UNITS
                                                                    ACTUAL OR      ESTIMATED       LEASED
                                                   QUARTER OF       ESTIMATED      QUARTER OF      AS OF
                                          # OF    CONSTRUCTION    QUARTER FIRST    STABILIZED   FEBRUARY 7,
METROPOLITAN AREA                         UNITS   COMMENCEMENT   UNITS AVAILABLE   OCCUPANCY        1998
-----------------                         -----   ------------   ---------------   ----------   -----------
ATLANTA, GA
Post Lindbergh(TM)......................    395      3Q'96            4Q'97          1Q'99           107
Post Gardens(R).........................    397      3Q'96            4Q'97          1Q'99           114
Riverside by Post(TM)...................    537      3Q'96            1Q'98          1Q'00           N/A
Post Ridge(TM)..........................    232      1Q'97            4Q'97          4Q'98            40
Post River(R) -- Phase II...............     88      1Q'97            1Q'98          2Q'98           N/A
Post Briarcliff(TM) -- Phase I..........    388      2Q'97            2Q'98          3Q'99           N/A
                                          -----                                                 ------------
                                          2,037                                                      261
                                          -----                                                 ------------
DALLAS, TX
Heights of State Thomas.................    198      4Q'96            4Q'97          2Q'98           119
American Beauty Mill....................     81      2Q'97            1Q'98          3Q'98            26
Addison Circle by Post(TM) -- Phase
  II....................................    471      4Q'97            4Q'98          1Q'00           N/A
                                          -----                                                 ------------
                                            750                                                      145
                                          -----                                                 ------------
HOUSTON, TX
The Rice................................    312      1Q'97            1Q'98          4Q'98           162
Midtown -- Phase I......................    479      4Q'97            4Q'98          3Q'99           N/A
                                          -----                                                 ------------
                                            791                                                      162
                                          -----                                                 ------------
TAMPA, FL
Post Rocky Point(R) -- Phase III........    290      2Q'97            1Q'98          1Q'99           N/A
Post Harbour Island(TM).................    206      3Q'97            3Q'98          2Q'99           N/A
                                          -----                                                 ------------
                                            496
                                          -----
DENVER, CO
Post Apartment Homes of Uptown..........    467      4Q'97            1Q'99          1Q'00           N/A
                                          -----                                                 ------------
NASHVILLE, TN
Post Hillsboro Village(TM)..............    201      1Q'97            3Q'97          2Q'98           140
                                          -----                                                 ------------
                                          4,742                                                      708
                                          =====                                                 ============

     The Company is also currently conducting feasibility and other pre-development studies for possible new Post(R) communities in its primary market areas.

FINANCING ACTIVITY

     On October 20, 1997, the Company increased the amount available under its program for the sale of Medium-Term Notes due nine months or more from date of issue ("MTNs") to $344 million.

     On October 28, 1997, the Company sold 2,000,000 non-convertible 7 5/8% Series B Cumulative Redeemable Preferred Shares (the "Series B Preferred Shares") with a liquidation preference equivalent to $25 per share. Net proceeds of $48.3 million from the sale of the Series B Preferred Shares were contributed to the Operating Partnership in exchange for 2,000,000 Series B Preferred Units and used by the Operating Partnership to repay outstanding indebtedness under its syndicated line of credit (the "Revolver").

     On November 21, 1997, the Company closed an aggregate of $132 million in bridge loans (the "Bridge Loans") with three commercial banks. These loans bear interest at the London Interbank Offered Rate ("LIBOR") plus 1.04% for the first 30 days. From December 21, 1997 through maturity on May 20, 1998, these Bridge Loans bear interest at LIBOR plus 0.92%. Proceeds from these Bridge Loans were used to pay off debt assumed in the Merger.

     On December 17, 1997, the Company added two banks to its Revolver increasing its capacity from $180 million to $200 million. At the time of the increase, the Company also increased the amount available under its money market competitive bid option for short-term loans from $90 million to $100 million. This feature allows the Company to borrow at rates below the stated line rates.

     On January 1, 1998, the Post Vista, Post F&M Villages and Post Lake (Orlando) bonds (all of which had previously been economically defeased) were refunded in the amounts of $21.5 million, $26 million and $28.5 million respectively, with issues enhanced by Fannie Mae and maturing on June 1, 2025. Proceeds from these reissuances, which totaled $76 million, were used to reduce outstanding balances on the Bridge Loans ($61.05 million) and the Revolver ($14.95 million).

     On February 9, 1998, the Company sold 2,000,000 non-convertible 7 5/8% Series C Cumulative Redeemable Preferred Shares (the "Series C Preferred Shares") with a liquidation preference equivalent to $25 per share. Net proceeds of $48.3 million from the sale of the Series C Preferred Shares were contributed to the Operating Partnership in exchange for 2,000,000 Series C Preferred Units and used by the Operating Partnership to repay outstanding indebtedness under the Revolver.

     On February 13, 1998, the Company re-advanced $25 million on one of its Bridge Loans which had previously been paid down.

                                  THE OFFERING

Shares Offered by the Company..............................  3,000,000
Shares Outstanding After the Offering......................  38,943,278(1)
Use of Proceeds............................................  To repay outstanding indebtedness of the
                                                             Company.
NYSE Symbol................................................  "PPS"

---------------

(1) For purposes of computing the number of shares of Common Stock outstanding, it is assumed that all Units in the Operating Partnership, other than those held by the Company, will be redeemed, at the option of the Company, for shares of Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering, after payment of all expenses of the Offering, are estimated to be approximately $111.5 million ($128.3 million if the Underwriters' over-allotment option is exercised in full). The Company intends to contribute or otherwise transfer the net proceeds of the Offering to the Operating Partnership in exchange for Units and the Operating Partnership intends to use the net proceeds from the Offering to repay borrowings outstanding under the Revolver. The Revolver terminates on May 1, 2000, and borrowings thereunder bear interest, at the option of the Operating Partnership, at LIBOR plus 0.675% or prime minus 0.25%. As of December 31, 1997, interest accrued on borrowings outstanding under the Revolver at a weighted average rate of 6.53% per annum.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

     The Common Stock is traded on the NYSE under the symbol "PPS." The following table sets forth the quarterly high and low closing sales prices per share reported on the NYSE, as well as the quarterly distributions declared per share.

                                                               HIGH      LOW    DISTRIBUTIONS
                                                              -------  -------  -------------
1996
First Quarter...............................................  $33 1/8   $30 7/8     $0.540
Second Quarter..............................................   35 3/8    32          0.540
Third Quarter...............................................   37        33 7/8      0.540
Fourth Quarter..............................................   40 1/4    36 1/2      0.540
1997
First Quarter...............................................  $43 3/8   $37 5/8     $0.595
Second Quarter..............................................   42        37 1/4      0.595
Third Quarter...............................................   41 1/2    37          0.595
Fourth Quarter..............................................   40 5/8    36 1/8      0.595
1998
First Quarter (through February 11, 1998)...................  $40 11/16 $38 1/8     $   --

     On February 11, 1998 the last reported sale price of the Common Stock on the NYSE was $39 1/4 per share. On February 11, 1998, the Company had 1,923 shareholders of record.

     The Company intends to pay regular quarterly distributions to holders of shares of Common Stock. For each of the four quarters of 1997, the Company declared a quarterly distribution of $.595 per share to holders of shares of Common Stock. Although the Company intends to annually increase its distribution rate, future distributions will be at the discretion of the board of directors and will depend on the actual cash available for distribution by the Company, the Company's financial condition, capital requirements, credit agreement restrictions, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and such other factors as the board of directors deems relevant. A portion of the Company's distribution may represent a nontaxable return of capital and/or a capital gain dividend. Approximately 12.8% of the Company's 1997 distribution of $2.38 per share represented a nontaxable return of capital, and approximately 5.4% of the Company's 1997 distribution represented capital gains.

     The Company has implemented a dividend reinvestment program (the "DRIP") under which holders of shares of Common Stock may elect automatically to reinvest their dividends in additional shares of Common Stock and/or to make optional cash purchases of Common Stock free of brokerage commissions and charges. Shares purchased directly from the Company with reinvested dividends pursuant to the DRIP will be purchased at a 5% discount from their market price. All other purchases under the DRIP will be made at full market price.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997 and as adjusted to give effect to the issuance and sale of 3,000,000 shares of Common Stock offered hereby by the Company and the application of the estimated net proceeds therefrom and the issuance and sale of 2,000,000 Series C Preferred Shares on February 9, 1998 and the application of the net proceeds therefrom. See "Use of Proceeds." The information set forth in the following table should be read in conjunction with the financial and other information included elsewhere and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                 DECEMBER 31, 1997
                                                              ------------------------
                                                              HISTORICAL   AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
DEBT:
  Notes payable.............................................  $  821,209   $  661,371
  Minority interest.........................................     112,384      118,709
SHAREHOLDERS' EQUITY:
  Preferred Stock, $.01 par value; 20,000,000 shares
     authorized; 3,000,000 and 5,000,000 shares,
     respectively, issued and outstanding...................          30           50
  Common Stock, $.01 par value; 100,000,000 shares
     authorized; 30,626,592 and 33,626,592 shares,
     respectively, issued and outstanding...................         306          336
  Additional paid-in capital................................     756,584      910,047
  Accumulated earnings......................................          --           --
                                                              ----------   ----------
          Total shareholders' equity........................     756,920      910,433
                                                              ----------   ----------
          Total capitalization..............................  $1,690,513   $1,690,513
                                                              ==========   ==========

                         SELECTED FINANCIAL INFORMATION

     The following table sets forth certain financial and operating information for the Company and the Operating Partnership, presented on a consolidated basis, for periods presented. The financial information of the Company for each of the three years in the three-year period ended December 31, 1996 has been derived from the Company's financial statements audited by Price Waterhouse LLP, independent accountants. The consolidated financial information of the Company for the nine months ended September 30, 1997 and 1996 has been derived from the consolidated unaudited financial statements of the Company. In the opinion of management, the consolidated unaudited financial statements of the Company for the nine months ended September 30, 1997 and 1996 include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of results that may be expected for the full year. The following should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the financial statements and notes thereto included in and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                                                              --------------------    --------------------------------
                                                                1997        1996        1996        1995        1994
                                                              --------    --------    --------    --------    --------
                                                                  (UNAUDITED)
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenues:
 Rental.....................................................  $127,988    $117,410    $157,735    $133,817    $115,309
 Property management(1).....................................     1,696       2,188       2,828       2,764       2,508
 Landscape services(1)......................................     3,792       3,420          --
 Interest...................................................        30         289       4,834       4,647       3,799
 Other......................................................     4,688       3,933       5,311       3,477       3,123
                                                              --------    --------    --------    --------    --------
       Total revenues.......................................   138,194     127,240     170,708     144,705     124,739
Property operating and maintenance expense..................    47,366      43,539      57,335      49,912      43,376
Depreciation (real estate assets)...........................    18,897      16,673      22,676      20,127      19,967
Depreciation (non-real estate assets).......................       758         710         927         692         241
Property management(1)......................................     1,302       1,608       2,055       2,166       2,229
Landscape services(1).......................................     3,117       2,863       3,917       3,950       3,098
Interest....................................................    16,722      16,738      22,131      22,698      19,231
Amortization of deferred loan costs.........................       747       1,025       1,352       1,967       1,999
General and administrative..................................     4,900       5,786       7,716       6,071       6,269
Minority interest in consolidated property partnership......        --          --          --         451         680
                                                              --------    --------    --------    --------    --------
 Income before minority interest of unitholders, net gain on sale of assets, net of related income taxes, and
   extraordinary item.......................................    44,385      38,298      52,599      36,671      27,649
Net gain on sale of assets, net of related income taxes.....     3,512         854         854       1,746       1,494
Minority interest of unitholders in Operating Partnership...    (8,562)     (7,442)     (9,984)     (8,429)     (6,951)
                                                              --------    --------    --------    --------    --------
 Income before extraordinary item...........................    39,335      31,710      43,469      29,988      22,192
Extraordinary item, net of minority interest(2).............       (75)         --          --        (870)     (3,293)
                                                              --------    --------    --------    --------    --------
 Net income.................................................    39,260      31,710      43,469      29,118      18,899
                                                              --------    --------    --------    --------    --------
Dividends to preferred shareholders.........................    (3,187)         --      (1,063)         --          --
                                                              --------    --------    --------    --------    --------
 Net income available to common shareholders................  $ 36,073    $ 31,710    $ 42,406    $ 29,118    $ 18,899
                                                              ========    ========    ========    ========    ========
PER SHARE DATA
Income per common share before extraordinary item (net of
 preferred dividend) -- basic...............................  $   1.64    $   1.46    $   1.95    $   1.63    $   1.32
Income per common share before extraordinary item (net of
 preferred dividend) -- diluted.............................      1.61        1.45        1.94        1.63        1.32
Net income available to common shareholders -- basic........      1.64        1.46        1.95        1.58        1.12
Net income available to common shareholders -- diluted......      1.60        1.45        1.94        1.58        1.12
Dividends declared..........................................     1.785        1.62        2.16        1.96        1.80

                                                                  AS OF                      AS OF
                                                              SEPTEMBER 30,               DECEMBER 31,
                                                              -------------    ----------------------------------
                                                                  1997            1996         1995        1994
                                                              -------------    ----------    --------    --------
                                                               (UNAUDITED)
BALANCE SHEET DATA
Real estate, before accumulated depreciation................     $1,228,647    $1,109,342    $937,924    $828,585
Real estate, net of accumulated depreciation................      1,037,015       931,670     781,100     686,009
Total assets................................................      1,063,141       958,675     812,984     710,973
Total debt..................................................        510,637       434,319     349,719     362,045
Shareholders' equity........................................        402,002       398,993     343,624     240,196

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                                        --------------------------    -----------------------------------------
                                                           1997           1996           1996           1995           1994
                                                        -----------    -----------    -----------    -----------    -----------
                                                               (UNAUDITED)
OTHER DATA
Cash flow provided from (used in):
 Operating activities.................................  $    81,091    $    67,688    $    78,966    $    57,362    $    43,807
 Investing activities.................................     (109,371)      (133,993)      (166,762)      (114,531)       (99,364)
 Financing activities.................................       30,666         63,274         79,021         60,885         46,508
Funds from operations(3)..............................       60,095         54,971         74,212         56,798         47,616
Weighted average common shares outstanding............   22,032,237     21,748,882     21,787,648     18,382,299     16,847,999
Weighted average common shares and Units
 outstanding..........................................   27,249,259     26,855,322     26,917,723     23,541,639     22,125,890
Total stabilized communities (at end of period).......           48(4)          48             49             42             42
Total stabilized apartment units (at end of period)...       17,592         17,520         17,930         14,962         14,845
Average economic occupancy (stabilized
 communities)(5)......................................         94.5%          95.7%          95.3%          96.0%          96.4%
Average monthly rental rate per apartment unit
 (stabilized communities)(6)..........................  $       807    $       765    $       754    $       721    $       674

---------------

(1) Consists of revenues and expenses from property management and landscape services provided to properties owned by third parties (including services provided to third-party owners of properties previously developed and sold by the Company that operate under the Post(R) name).
(2) The extraordinary item resulted from costs associated with the early extinguishment of indebtedness. The extraordinary item has been reduced by the portion related to the minority interest of the unitholders calculated on the basis of weighted average Units outstanding for the year.
(3) The Company uses the NAREIT definition of FFO, which was adopted for periods beginning after January 1, 1996. FFO for any period means the consolidated net income of the Company and its subsidiaries for such period excluding gains or losses from debt restructuring and sales of property, plus depreciation of real estate assets, and after adjustment for unconsolidated partnerships and joint ventures, all determined on a consistent basis in accordance with GAAP. FFO presented herein is not necessarily comparable to FFO presented by other real estate companies due to the fact that not all real estate companies use the same definition. However, the Company's FFO is comparable to the FFO of real estate companies that use the current NAREIT definition. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs or ability to service indebtedness or make distributions.
(4) As of September 30, 1997, the Company's portfolio of apartment communities consisted of the following: (i) 38 Fully Stabilized Communities, (ii) eight Communities which achieved stabilization during the prior year, (iii) two Communities which achieved stabilization during 1997 and (iv) 11 communities in the development or lease-up stage.
(5) Amount represents average economic occupancy for communities stabilized for both the current and prior annual periods. Average economic occupancy is defined as gross potential rent less vacancy losses, model expenses and bad debt divided by gross potential rent for the period, expressed as a percentage. The calculation of average economic occupancy does not include a deduction for concessions and employee discounts (average economic occupancy, taking account of these amounts, would have been 93.7% and 95.2% for the nine months ended September 30, 1997 and 1996, respectively and 94.7% and 95.5% for the year ended December 31, 1996 and 1995, respectively). Concessions were $428 and $296 and employee discounts were $261 and $213 for the years ended December 31, 1996 and 1995, respectively. A community is considered by the Company to have achieved stabilized occupancy on the earlier to occur of (i) attainment of 95% physical occupancy on the first day of any month, or (ii) one year after completion of construction.
(6) Average monthly rental rate is defined as the average of the gross actual rental rates for leased units and the average of the anticipated rental rates for unoccupied units.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

OVERVIEW

     The following discussion should be read in conjunction with all of the financial statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The following discussion is based primarily on the Consolidated Financial Statements of Post Properties, Inc.

     As of September 30, 1997, there were 27,344,356 Units in the Operating Partnership outstanding, of which 22,127,882, or 80.9%, were owned by the Company and 5,216,474, or 19.1% were owned by other limited partners (including certain officers and directors of the Company). As of September 30, 1997, there were 1,000,000 Series A Preferred Units outstanding, all of which were owned by the Company.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

     The Company recorded net income available to common shareholders of $36,073, for the nine months ended September 30, 1997, an increase of 13.8% over the prior corresponding period primarily as a result of the gain recognized from the sale of a community, increased rental rates for Fully Stabilized Communities and an increase in apartment units placed in service.

COMMUNITY OPERATIONS

     The Company's net income is generated primarily from the operation of its apartment communities. For purposes of evaluating comparative operating performance, the Company categorizes its operating communities based on the period each community reaches stabilized occupancy. A community is generally considered by the Company to have achieved stabilized occupancy on the earlier to occur of (i) attainment of 95% physical occupancy on the first day of any month or (ii) one year after completion of construction.

     As of September 30, 1997, the Company's portfolio of apartment communities consisted of the following: (i) 38 Fully Stabilized Communities, (ii) eight Communities which achieved stabilization during the prior year, (iii) two Communities which achieved stabilization during 1997 and (iv) 11 communities in the development or lease-up stage.

     For communities with respect to which construction is completed and the community has become fully operational, all property operating and maintenance expenses are expensed as incurred and those recurring and non-recurring expenditures relating to acquiring new assets, materially enhancing the value of an existing asset or substantially extending the useful life of an existing asset are capitalized. See "Capitalization of Fixed Assets and Community Improvements."

     The Company has adopted an accounting policy related to communities in the development and lease-up stage whereby substantially all operating expenses (including pre-opening marketing expenses) are expensed as incurred. The Company treats each unit in an apartment community separately for cost accumulation, capitalization and expense recognition purposes. Prior to the commencement of leasing activities, interest and other construction costs are capitalized and reflected on the balance sheet as construction in progress. Once a unit is placed in service, all operating expenses allocated to that unit, including interest, are expensed as incurred. During the lease-up phase, the sum of interest expense on completed units and other operating expenses (including pre-opening marketing expenses) will typically exceed rental revenues, resulting in a "lease-up deficit," which continues until such time as rental revenues exceed such expenses.

     Therefore, in order to evaluate the operating performance of its communities, the Company has presented financial information which summarizes the operating income on a comparative basis for all of its operating communities combined and for communities which have reached stabilization prior to January 1, 1996. The Company has also presented quarterly financial information reflecting the dilutive impact of lease-up deficits incurred for communities in the development and lease-up stage and not yet operating at break-even. In this presentation, only those communities which were dilutive during the period are included and, accordingly, different communities may be included in each period.

     All Operating Communities. The operating performance for all of the Company's apartment communities combined for the three and nine months ended September 30, 1997 and 1996 is summarized as follows:

                                       THREE MONTHS ENDED            NINE MONTHS ENDED
                                         SEPTEMBER 30,                 SEPTEMBER 30,
                                   --------------------------   ----------------------------
                                                         %                              %
                                    1997      1996     CHANGE     1997       1996     CHANGE
                                   -------   -------   ------   --------   --------   ------
RENTAL AND OTHER REVENUE:
Fully stabilized
  communities(1).................  $32,582   $32,359     0.7%   $ 96,509   $ 95,801     0.7%
Communities stabilized during
  1996...........................    7,873     7,015    12.2      23,358     15,193    53.7
Development and lease-up
  communities(2).................    4,214     1,127      --       8,827      3,141      --
Sold communities(3)..............       --     1,037      --       1,482      3,857      --
Other revenue(4).................      880     1,474   (40.3)      2,500      3,351   (25.4)
                                   -------   -------   -----    --------   --------   -----
                                    45,549    43,012     5.9%    132,676    121,343     9.3%
                                   -------   -------   -----    --------   --------   -----
PROPERTY OPERATING AND
  MAINTENANCE EXPENSE (EXCLUSIVE
  OF DEPRECIATION AND
  AMORTIZATION):
Fully Stabilized Communities.....   10,855    10,925    (0.6)%    31,605     31,465     0.4%
Communities stabilized during
  1996...........................    2,346     2,256     4.0       6,891      5,347    28.9
Development and lease-up
  communities....................    1,465       530      --       3,592      1,251      --
Sold communities.................       --       439      --         650      1,527      --
Other expenses(5)................    1,568     1,744   (10.1)      4,628      3,949    17.2
                                   -------   -------   -----    --------   --------   -----
                                    16,234    15,894     2.1      47,366     43,539     8.8
                                   -------   -------   -----    --------   --------   -----
Revenue in excess of specified
  expense........................  $29,315   $27,118     8.1%   $ 85,310   $ 77,804     9.6%
                                   =======   =======   =====    ========   ========   =====
RECURRING CAPITAL
  EXPENDITURES:(6)
Carpet...........................      384       332    15.7%      1,040        743    40.0%
Other............................      644       360    78.9       1,892      1,341    41.1
                                   -------   -------   -----    --------   --------   -----
Total............................  $ 1,028   $   692    48.6%   $  2,932   $  2,084    40.7%
                                   =======   =======   =====    ========   ========   =====
Average apartment units in
  service........................   18,608    17,751     4.8%     18,454     16,965     8.8%
                                   =======   =======   =====    ========   ========   =====
Recurring capital expenditures
  per apartment unit.............  $    55   $    39    41.0%   $    159   $    123    29.3%
                                   =======   =======   =====    ========   ========   =====

---------------

(1) Communities which reached stabilization prior to January 1, 1996.
(2) Communities in the "construction," "development" or "lease-up" stage during 1996 and, therefore, not considered fully stabilized for all of the periods presented.
(3) Includes one community, containing 180 units, which was sold on July 19, 1996 and one community, containing 416 units, which was sold on May 22, 1997.
(4) Other revenue includes revenue on furnished apartment rentals above the unfurnished rental rates and any revenue not directly related to property operations.
(5) Other expenses includes certain indirect central office operating expenses related to management, grounds maintenance and costs associated with furnished apartment rentals.
(6) In addition to those expenses which relate to property operations, the Company incurs recurring and non-recurring expenditures relating to acquiring new assets, materially enhancing the value of an existing asset or substantially extending the useful life of an existing asset, all of which are capitalized.

     For the three and nine months ended September 30, 1997, rental and other revenue increased $2,537, or 5.9%, and $11,333, or 9.3%, respectively, compared to the same period in the prior year, primarily as a result of an increase in the average number of apartment units in service and increased rental rates and, for the nine month period, was partially offset by the sale of two communities. For the three and nine months ended

September 30, 1997, property operating and maintenance expenses increased $340, or 2.1%, and $3,827, or 8.8%, respectively, compared to the same period in the prior year, due to an increase in the average number of apartment units in service partially offset by the sale of two communities.

     For the three and nine months ended September 30, 1997, recurring capital expenditures increased $336, or 48.6%, and $848, or 40.7%, respectively, compared to the same period in the prior year, primarily due to the increase in the average number of apartment units in service and the timing of scheduled capital improvements.

  Fully Stabilized Communities

     The operating performance of the 38 Communities containing an aggregate of 14,164 units which were stabilized as of January 1, 1996, is summarized as follows:

                                                   THREE MONTHS ENDED           NINE MONTHS ENDED
                                                     SEPTEMBER 30,                SEPTEMBER 30,
                                               --------------------------   --------------------------
                                                                     %                            %
                                                1997      1996     CHANGE    1997      1996     CHANGE
                                               -------   -------   ------   -------   -------   ------
Rental and other revenue.....................  $32,582   $32,359     0.7%   $96,509   $95,801      0.7%
Property operating and maintenance expense
  (exclusive of depreciation and
  amortization)..............................   10,855    10,925    (0.6)    31,605    31,465      0.4
                                               -------   -------   ------   -------   -------   ------
Revenue in excess of specified expense.......  $21,727   $21,434     1.4%   $64,904   $64,336      0.9%
                                               =======   =======   ======   =======   =======   ======
RECURRING CAPITAL EXPENDITURES:(1)
Carpet.......................................      354       287    23.3%       933       660     41.4%
Other........................................      740        75   886.7      1,842       999     84.4
                                               -------   -------   ------   -------   -------   ------
         Total...............................  $ 1,094   $   362   202.2%   $ 2,775   $ 1,659     67.3%
                                               =======   =======   ======   =======   =======   ======
Recurring capital expenditures per apartment
  unit(2)....................................  $    77   $    26   196.2%   $   196   $   117     67.5%
Average economic occupancy(3)................     95.5%     96.2%              94.5%     95.8%
                                               -------   -------   ------   -------   -------   ------
Average monthly rental rate per apartment
  unit(4)....................................  $   779   $   770     1.2%   $   776   $   763      1.7%
                                               =======   =======   ======   =======   =======   ======
Apartment units in service...................   14,164    14,164             14,164    14,164
                                               =======   =======            =======   =======

---------------

(1) In addition to those expenses which relate to property operations, the Company incurs recurring and non-recurring expenditures relating to acquiring new assets, materially enhancing the value of an existing asset or substantially extending the useful life of an existing asset, all of which are capitalized.
(2) In addition to such capitalized expenditures, the Company expensed $200 and $213 per unit on building maintenance (inclusive of direct salaries) and $57 and $56 per unit on landscaping (inclusive of direct salaries) for the three months ended September 30, 1997 and 1996, respectively and $529 and $587 per unit on building maintenance (inclusive of direct salaries) and $176 and $172 per unit on landscaping (inclusive of direct salaries) for the nine months ended September 30, 1997 and 1996, respectively.
(3) Average economic occupancy is defined as gross potential rent less vacancy losses, model expenses and bad debt divided by gross potential rent for the period, expressed as a percentage. The calculation of average economic occupancy does not include a deduction for concessions and employee discounts. (Average economic occupancy, including these amounts would have been 94.5% and 95.7% for the three months ended September 30, 1997 and 1996, respectively and 93.7% and 95.3% for the nine months ended September 30, 1997 and 1996, respectively.) For the three months ended September 30, 1997 and 1996, concessions were $244 and $120 and employee discounts were $67 and $61, respectively, and for the nine months ended September 30, 1997 and 1996, concessions were $556 and $260 and employee discounts were $201 and $199, respectively.
(4) Average monthly rental rate is defined as the average of the gross actual rental rates for occupied units and the anticipated rental rates for unoccupied units.

     For the three and nine months ended September 30, 1997, rental and other revenue increased $223, or 0.7%, and $708, or 0.7%, respectively, compared to the same period in the prior year, due to higher rental rates partially offset by lower occupancy. For the three months ended September 30, 1997, property operating and maintenance expenses (exclusive of depreciation and amortization) decreased $70, or 0.6%, compared to the same period in the prior year, primarily as a result of decreases in property level general and administrative expenses, expensed property improvements and real estate taxes. For the nine months ended September 30, 1997, property operating and maintenance expenses (exclusive of depreciation and amortization) increased

$140, or 0.4%, compared to the same period in the prior year, primarily due to increased advertising and promotion efforts and an increase in building repair and maintenance expense partially offset by the decreases in expensed property improvements and real estate taxes.

     For the three and nine months ended September 30, 1997, recurring capital expenditures per apartment unit increased $51, or 196.2%, and $79, or 67.5%, compared to the same periods in the prior year, primarily due to the timing of carpet replacements and other recurring capital expenditures for communities.

     Lease-up Deficits. As noted in the overview of Community Operations, the Company has adopted an accounting policy related to communities in the development and lease-up stage whereby substantially all operating expenses (including pre-opening marketing expenses) are expensed as incurred. The Company treats each unit in an apartment community separately for cost accumulation, capitalization and expense recognition purposes. Prior to the commencement of leasing activities, interest as well as other construction costs are capitalized and reflected on the balance sheet as construction in progress. Once a unit is placed in service, all expenses allocated to that unit, including interest, are expensed as incurred. During the lease-up phase, the sum of interest expense on completed units and other operating expenses (including pre-opening marketing expenses) will typically exceed rental revenues, resulting in a "lease-up deficit," which continues until rental revenues exceed such expenses.

     In this presentation, only those communities which were dilutive for the respective period are included and, accordingly, different communities may be included in different quarters.

     For the three and nine months ended September 30, 1997 and 1996, respectively, the "lease-up deficit" charged to and included in results of operations is summarized as follows:

                                                            THREE MONTHS     NINE MONTHS
                                                               ENDED            ENDED
                                                           SEPTEMBER 30,    SEPTEMBER 30,
                                                           --------------   -------------
                                                           1997     1996    1997    1996
                                                           -----   ------   -----   -----
Rental and other revenue.................................  $111    $ 574    $ 111   $ 868
Property operating and maintenance expense (exclusive of
  depreciation and amortization).........................   119      469      184     689
                                                           ----    -----    -----   -----
Revenue (expense) in excess of specified
  expense/revenue........................................    (8)     105      (73)    179
Interest expense.........................................   (80)    (338)    (135)   (587)
                                                           ----    -----    -----   -----
Lease-up deficit.........................................  $(88)   $(233)   $(208)  $(408)
                                                           ====    =====    =====   =====

THIRD PARTY MANAGEMENT SERVICES

     The Company provides asset management, leasing and other consulting services to non-related owners of apartment communities through two of its subsidiaries, RAM Partners, Inc. ("RAM") and Post Asset Management, Inc. ("Post Asset Management").

     The operating performance of RAM and Post Asset Management for the three and nine months ended September 30, 1997 and 1996 is summarized as follows:

     RAM

                                          THREE MONTHS ENDED          NINE MONTHS ENDED
                                            SEPTEMBER 30,               SEPTEMBER 30,
                                       ------------------------    ------------------------
                                                           %                           %
                                        1997     1996    CHANGE     1997     1996    CHANGE
                                       ------   ------   ------    ------   ------   ------
Property management and other
  revenue............................  $  625   $  650    (3.9)%   $1,698   $1,959   (13.3)%
Property management expense..........     316      345    (8.4)       894      998   (10.4)
General and administrative expense...     154      135    14.1        353      365    (3.3)
                                       ------   ------             ------   ------
Revenue in excess of specified
  expense............................  $  155   $  170    (8.8)%   $  451   $  596   (24.3)%
                                       ======   ======             ======   ======
Average apartment units managed......   8,461    9,523   (11.2)%    8,470    9,614   (11.9)%
                                       ======   ======             ======   ======

     The decrease in property management revenues in excess of specified expense for the three and nine months ended September 30, 1997 compared to the same periods in the prior year is primarily attributable to the decrease in the average number of units managed.

     Post Asset Management

                                              THREE MONTHS ENDED      NINE MONTHS ENDED
                                                SEPTEMBER 30,           SEPTEMBER 30,
                                             --------------------    --------------------
                                                             %                       %
                                             1997   1996   CHANGE    1997   1996   CHANGE
                                             ----   ----   ------    ----   ----   ------
Property management and other revenue......  $ 25   $ 74   (66.2)%   $ 73   $243    (70.0)%
Property management expense................    13     59   (78.0)      32    201    (84.1)
General and administrative expense.........     5     19   (73.7)      23     44    (47.7)
                                             ----   ----             ----   ----
Revenue in excess of specified expense.....  $  7   $ (4)  275.0%    $ 18   $ (2)  1000.0%
                                             ====   ====             ====   ====
Average apartment units managed............   260    563   (53.8)%    260    563    (53.8)%
                                             ====   ====             ====   ====

     Property management revenues and the related expenses decreased for the three and nine months ended September 30, 1997, compared to the same periods in 1996, primarily due to the reduction in the average number of apartment units managed. This reduction was primarily due to four management contracts which were terminated; two effective January 1996, one effective July 1996 and one effective September 1996. As of September 30, 1997, Post Asset Management provided management services to one Post(R) community, containing 260 apartment units. On October 31, 1997, the Company terminated the final management contract.

     Third Party Landscape Services

     The Company provides landscape maintenance, design and installation services to non-related parties through a subsidiary, Post Landscape Services, Inc. ("Post Landscape Services").

     The operating performance of Post Landscape Services for the three and nine months ended September 30, 1997 and 1996 is summarized as follows:

                                            THREE MONTHS ENDED         NINE MONTHS ENDED
                                              SEPTEMBER 30,              SEPTEMBER 30,
                                         ------------------------   ------------------------
                                                             %                          %
                                          1997     1996    CHANGE    1997     1996    CHANGE
                                         ------   ------   ------   ------   ------   ------
Landscape services and other revenue...  $1,347   $1,199    12.3%   $3,823   $3,467    10.3%
Landscape services expense.............     939      900     4.3     2,687    2,558     5.0
General and administrative expense.....     148      113    31.0       430      318    35.2
                                         ------   ------            ------   ------
Revenue in excess of specified
  expense..............................  $  260   $  186    39.8%   $  706   $  591    19.5%
                                         ======   ======            ======   ======

     The increase in landscape services revenue in excess of specified expense for the three and nine months ended September 30, 1997, compared to the same periods in 1996, is primarily due to increases in landscape contracts.

     Other Revenues and Expenses. Depreciation of real estate assets increased $456, or 7.8%, and $2,224, or 13.3%, for the three and nine months ended September 30, 1997, compared to the same periods in the prior year, due to the addition of depreciable real estate assets.

     The extraordinary item of $75 for the nine months ended September 30, 1997, net of minority interest portion, resulted from the costs associated with the early retirement of debt.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity. The Company's net cash provided by operating activities increased from $67,688 for the nine months ended September 30, 1996 to $81,091 for the nine months ended September 30, 1997, principally due to increases in the Company's income before depreciation. Net cash used in investing activities decreased from $133,993 in the nine months ended September 30, 1996 to $109,371 in the nine months ended September 30, 1997, principally due to a reduction in construction spending and an increase in proceeds provided by the sale of assets. The Company's net cash provided by financing activities decreased from $63,274 in the nine months ended September 30, 1996 to $30,666 in the nine months ended September 30, 1997, primarily due to decreased debt proceeds, increased debt payments and dividends paid to preferred shareholders.

     The Company has elected to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 1993. REITs are subject to a number of organizational and operational requirements, including a requirement that they currently distribute 95% of their ordinary taxable income. The Company generally will not be subject to Federal income tax on its net income.

     At September 30, 1997, the Company had total indebtedness of $510,637 and cash and cash equivalents of $2,619. The Company's indebtedness includes approximately $14,109 in conventional mortgages payable secured by individual communities, tax-exempt bond indebtedness of $154,528, senior unsecured notes of $306,000 and borrowings under unsecured lines of credit of approximately $36,000.

     The Company expects to meet its short-term liquidity requirements generally through its net cash provided by operations and borrowings under credit arrangements and expects to meet certain of its long-term liquidity requirements, such as scheduled debt maturities, repayment of financing of construction and development activities and possible property acquisitions, through long-term secured and unsecured borrowings and the issuance of debt securities or additional equity securities of the Company, sales of communities, or, possibly in connection with acquisitions of land or improved properties, Units of the Operating Partnership. The Company believes that its net cash provided by operations will be adequate and anticipates that it will continue to be adequate to meet both operating requirements and payment of dividends by the Company in accordance with REIT requirements in both the short and the long term. The budgeted expenditures for improvements and renovations to certain of the communities are expected to be funded from property operations.

     Lines of Credit. In December 1997, the Company added two banks to its Revolver, increasing its capacity from $180,000 to $200,000. The Revolver matures on May 1, 2000 and borrowings currently bear interest at LIBOR plus 0.675% or prime minus 0.25%. The Revolver provides for the rate to be adjusted up or down based on changes in the credit ratings on the Company's senior unsecured debt. The Revolver also includes a money market competitive bid option for short term funds up to $100,000 (increased from $90,000 in December 1997) at rates below the stated line rate. The credit agreement for the Revolver contains customary representations, covenants and events of default, including covenants which restrict the ability of the Operating Partnership to make distributions, in excess of stated amounts, which in turn restricts the discretion of the Company to declare and pay dividends. In general, during any fiscal year the Operating Partnership may only distribute up to 100% of the Operating Partnership's consolidated income available for distribution (as defined in the credit agreement) exclusive of distributions of up to $30,000 of capital gains for such year. The credit agreement contains exceptions to these limitations to allow the Operating Partnership to make distributions necessary to allow the Company to maintain its status as a REIT. The Company does not anticipate that this covenant will adversely affect the ability of the Operating Partnership to make distributions, or the Company to declare dividends, under the Company's current dividend policy.

     On November 21, 1997, the Company closed on an aggregate of $132,000 in bridge loans (the "Bridge Loans") with three commercial banks. These loans bear interest at LIBOR plus 1.04% for the first 30 days. From December 21, 1997 through maturity on May 20, 1998, these loans bear interest at LIBOR plus 0.92%. Proceeds from these loans were used to pay off debt assumed in the Merger.

     On July 26, 1996, the Company closed a $20,000 unsecured line of credit with Wachovia Bank of Georgia, N.A. (the "Cash Management Line"), which was fully funded and used to pay down the outstanding balance on the Revolver. The Cash Management Line bears interest at LIBOR plus 0.675% or prime minus 0.25% and has a maturity date of June 26, 1998. The Revolver requires three days advance notice to repay borrowings whereas the Cash Management Line provides the Company with an automatic daily sweep which applies all available cash to reduce the outstanding balance.

     At January 1, 1998, the Company had approximately $45,000 available under the Revolver to fund future development and general corporate obligations. In addition, the Company has a $3,000 facility to provide letters of credit for general business purposes.

     Medium Term Notes. On January 29, 1997, the Company established a program for the sale of up to $175,000 aggregate principal amount of MTNs. On October 20, 1997, the Company increased the amount available under its program for the sale of MTNs to $344 million.

     The following table sets forth MTNs issued and outstanding as of December 31, 1997:

                                                          INTEREST         MATURITY
ISSUE DATE                                  AMOUNT          RATE             DATE
----------                                 --------    ---------------    ----------
March 3, 1997............................  $ 30,000    LIBOR plus .25%    03/03/2000
March 31, 1997...........................    37,000         7.02%         04/02/2001
March 31, 1997...........................    13,000         7.30%         04/01/2004
September 22, 1997.......................    10,000         6.69%         09/22/2004
September 22, 1997.......................    25,000         6.78%         09/22/2005
September 26, 1997.......................    16,000         6.22%         12/31/1999
                                           --------
                                           $131,000
                                           ========

     Refundable Tax Exempt Bonds. The Company has previously issued tax-exempt bonds, secured by certain communities, totaling $235,880, of which $81,352 has been economically defeased at December 31, 1997, leaving $154,528 of principal amount of tax-exempt bonds outstanding at December 31, 1997 of which $141,230 of the bonds outstanding have been reissued with a maturity of June 1, 2025. On January 1, 1998, the Post Vista, Post F&M Villages and Post Lake (Orlando) bonds were refunded in the amount of $21,500, $26,000 and $28,500, respectively, (all of which had previously been economically defeased) with an issue enhanced by Fannie Mae and maturing on June 1, 2025. Proceeds from these re-issuances, which totaled $76,000, were used to reduce outstanding balances on the Bridge Loans ($61,050) and the Revolver ($14,950). The Company has chosen economic defeasance of the bond obligations rather than a legal defeasance in order to preserve the legal right to refund such obligations on a tax-exempt basis at the stated maturity if the Company then determines that such refunding is beneficial to the Company.

     The following table shows the amount of bonds (both economically defeased and outstanding) at December 31, 1997, which the Company may reissue during the years 1998 and 2025:

                                                       ECONOMICALLY                  TOTAL
                                                         DEFEASED     OUTSTANDING   REISSUE
                                                         PORTION        PORTION     CAPACITY
                                                       ------------   -----------   --------
1998(1)..............................................    $81,352       $ 13,298     $ 94,650
2025.................................................         --        141,230      141,230
                                                         -------       --------     --------
                                                         $81,352       $154,528     $235,880
                                                         =======       ========     ========

---------------

(1) 1998 amounts include Post Vista, Post F&M Villages and Post Lake (Orlando) bonds aggregating $76,000 which matured and were refunded on January 1, 1998.

     Schedule of Indebtedness. The following table reflects the Company's indebtedness at January 1, 1998:

                                                                                   MATURITY     PRINCIPAL
COMMUNITY                          LOCATION              INTEREST RATE             DATE(1)       BALANCE
---------                          --------              -------------             --------     ---------
TAX EXEMPT FIXED RATE (SECURED)
Post Court(R)..................   Atlanta, GA         7.5% + .575%(2)(3)            06/01/98(4) $ 13,298
                                                                                                --------
                                                                                                  13,298
                                                                                                --------
CONVENTIONAL FIXED RATE
  (SECURED)
Post Summit(R).................   Atlanta, GA                7.72%                  02/01/98       5,250
Post River(R)..................   Atlanta, GA                7.72%                  03/01/98       5,803
Clyde Lane.....................   Dallas, TX                10.00%                  05/12/98       1,995
Post Hillsboro Village.........  Nashville, TN               9.20%                10/01/2001       3,009
Parkwood Townhomes.............   Dallas, TX                7.375%                04/01/2014         899
                                                                                                --------
                                                                                                  16,956
                                                                                                --------
CONVENTION FLOATING RATE
  (SECURED)
Addison Circle by Post -- Phase   Dallas, TX             LIBOR + 1.65%               6/01/99      21,724
  I............................
The Rice.......................   Houston, TX            LIBOR + 1.90%               8/01/99           1
                                                                                                --------
                                                                                                  21,725
                                                                                                --------
TAX EXEMPT FLOATING RATE
  (SECURED)
Post Ashford(R) Series 1995....   Atlanta, GA     "AAA" NON-AMT + .575%(2)(3)     06/01/2025       9,895
Post Valley(R) Series 1995.....   Atlanta, GA     "AAA" NON-AMT + .575%(2)(3)     06/01/2025      18,600
Post Brook(R) Series 1995......   Atlanta, GA     "AAA" NON-AMT + .575%(2)(3)     06/01/2025       4,300
Post Village(R) (Atlanta) Hills   Atlanta, GA     "AAA" NON-AMT + .575%(2)(3)     06/01/2025       7,000
  Series 1995..................
Post Mill(R)...................   Atlanta, GA     "AAA" NON-AMT + .575%(2)(3)     06/01/2025      12,880
Post Canyon(R).................   Atlanta, GA     "AAA" NON-AMT + .575%(2)(3)     06/01/2025      16,845
Post Corners(R)................   Atlanta, GA     "AAA" NON-AMT + .575%(2)(3)     06/01/2025      14,760
Post Bridge(R).................   Atlanta, GA     "AAA" NON-AMT + .575%(2)(3)     06/01/2025      12,450
Post Village(R) (Atlanta)         Atlanta, GA     "AAA" NON-AMT + .575%(2)(3)     06/01/2025      14,500
  Gardens......................
Post Chase(R)..................   Atlanta, GA     "AAA" NON-AMT + .575%(2)(3)     06/01/2025      15,000
Post Walk(R)...................   Atlanta, GA     "AAA" NON-AMT + .575%(2)(3)     06/01/2025      15,000
Post F&M Villages..............   Atlanta, GA     "AAA" NON-AMT + .575%(2)(3)     06/01/2025      26,000
Post Lake (Orlando)............   Orlando, FL     "AAA" NON-AMT + .575%(2)(3)     06/01/2025      28,500
Post Vista.....................   Orlando, FL     "AAA" NON-AMT + .575%(2)(3)     06/01/2025      21,500
                                                                                                --------
                                                                                                 217,230
                                                                                                --------
SENIOR NOTES (UNSECURED)
Medium Term Notes..............       N/A                    6.22%                  12/31/99      16,000
Medium Term Notes..............       N/A                LIBOR + .25%             03/03/2000      30,000
Northwestern Mutual Life.......       N/A                    8.21%                06/07/2000      30,000
Medium Term Notes..............       N/A                    7.02%                04/02/2001      37,000
Northwestern Mutual Life.......       N/A                    8.37%                06/07/2002      20,000
Senior Notes...................       N/A                    7.25%                10/01/2003     100,000
Medium Term Notes..............       N/A                    7.30%                04/01/2004      13,000
Medium Term Notes..............       N/A                    6.69%                09/22/2004      10,000
Medium Term Notes..............       N/A                    6.78%                09/22/2005      25,000
Senior Notes...................       N/A                    7.50%                10/01/2006      25,000
                                                                                                --------
                                                                                                 306,000
                                                                                                --------
LINES OF CREDIT (UNSECURED)
Revolver.......................       N/A           LIBOR + .675% or prime        05/01/2000(5)  155,050
                                                          minus .25%
Bridge Loans...................       N/A               LIBOR + .92%(5)              5/20/98      70,950
Cash Management Line...........       N/A           LIBOR + .675% or prime           6/26/98      20,000
                                                          minus .25%
                                                                                                --------
                                                                                                 246,000
                                                                                                --------
Total..........................                                                                 $821,209
                                                                                                ========

---------------

(1) All of the debt can be prepaid at any time, subject to certain prepayment penalties. All dates listed are final maturity dates assuming the exercise of any available extension option by the Company.
(2) Bond financed (interest rate on bonds plus credit enhancement fees).
(3) These bonds are cross collateralized.
(4) Subject to certain conditions at re-issuance, the credit enhancement runs to June 1, 2025.
(5) Represents stated rate. The Company may also make "money market" loans of up to $100,000 at rates below the stated rate.

     Sale of Preferred Stock. On October 28, 1997, the Company sold 2,000,000 Series B Preferred Shares at a price of $25 per share. Proceeds from this offering were used to repay outstanding indebtedness under the Revolver.

     On February 9, 1998, the Company sold 2,000,000 Series C Preferred Shares at a price of $25 per share. Proceeds from this offering were used to repay outstanding indebtedness under the Revolver.

     Other Activities. On May 22, 1997, the Company sold a community, located in Pompano Beach, Florida, that contained 416 units. The sale of this community is consistent with the Company's strategy of selling communities when the market demographics for a community are no longer consistent with the Company's existing ownership strategy. Net proceeds of $23,111 were used to pay down existing indebtedness outstanding under the Revolver.

     Dividend Reinvestment Plan. The DRIP is available to all shareholders of the Company. Under the DRIP, shareholders may elect for their dividends to be used to acquire additional shares of the Company's Common Stock directly from the Company for 95% of the market price on the date of purchase. All other purchases under the DRIP will be made at full market price.

CURRENT DEVELOPMENT ACTIVITY

     The Company currently has under construction or in initial lease-up 12 new communities and additions to three existing communities that will contain an aggregate of 4,742 units upon completion. The Company's communities under development or in initial lease-up are summarized in the following table:

                                                                    ACTUAL OR    ACTUAL OR
                                                                    ESTIMATED    ESTIMATED    UNITS LEASED
                                                     QUARTER OF      QUARTER     QUARTER OF      AS OF
                                            # OF    CONSTRUCTION   FIRST UNITS   STABILIZED   FEBRUARY 7,
METROPOLITAN AREA                           UNITS   COMMENCEMENT    AVAILABLE    OCCUPANCY        1998
-----------------                           -----   ------------   -----------   ----------   ------------
ATLANTA, GA
Post Lindbergh(TM)........................    395      3Q'96          4Q'97        1Q'99           107
Post Gardens(R)...........................    397      3Q'96          4Q'97        1Q'99           114
Riverside by Post(TM).....................    537      3Q'96          1Q'98        1Q'00           N/A
Post Ridge(TM)............................    232      1Q'97          4Q'97        4Q'98            40
Post River(R) -- Phase II.................     88      1Q'97          1Q'98        2Q'98           N/A
Post Briarcliff(TM) -- Phase I............    388      2Q'97          2Q'98        3Q'99           N/A
                                            -----                                                -----
                                            2,037                                                  261
                                            -----                                                -----
DALLAS, TX
Heights of State Thomas...................    198      4Q'96          4Q'97        2Q'98           119
American Beauty Mill......................     81      2Q'97          1Q'98        3Q'98            26
Addison Circle by Post(TM) -- Phase II....    471      4Q'97          4Q'98        1Q'00           N/A
                                            -----                                                -----
                                              750                                                  145
                                            -----                                                -----
HOUSTON, TX
The Rice..................................    312      1Q'97          1Q'98        4Q'98           162
Midtown -- Phase I........................    479      4Q'97          4Q'98        3Q'99           N/A
                                            -----                                                -----
                                              791                                                  162
                                            -----                                                -----

                                                                    ACTUAL OR    ACTUAL OR
                                                                    ESTIMATED    ESTIMATED    UNITS LEASED
                                                     QUARTER OF      QUARTER     QUARTER OF      AS OF
                                            # OF    CONSTRUCTION   FIRST UNITS   STABILIZED   FEBRUARY 7,
METROPOLITAN AREA                           UNITS   COMMENCEMENT    AVAILABLE    OCCUPANCY        1998
-----------------                           -----   ------------   -----------   ----------   ------------
TAMPA, FL
Post Rocky Point(R) -- Phase III..........    290      2Q'97          1Q'98        1Q'99           N/A
Post Harbour Island(TM)...................    206      3Q'97          3Q'98        2Q'99           N/A
                                            -----
                                              496
                                            -----
DENVER, CO
Post Apartment Homes of Uptown............    467      4Q'97          1Q'99        1Q'00           N/A
                                            -----
NASHVILLE, TN
Post Hillsboro Village(TM)................    201      1Q'97          3Q'97        2Q'98           140
                                            -----                                                -----
                                            4,742                                                  708
                                            =====                                                =====

     The Company is also currently conducting feasibility and other pre-development studies for possible new Post(R) communities in its primary market areas.

     The Company has also acquired a parcel of land in Atlanta on which it plans to build a new community. Adjacent to the parcel, The Home Depot, Inc. is constructing its corporate headquarters campus and extensive infrastructure improvements are being made by the county. In addition, the Company holds land for a fourth phase of Rocky Point(R) in Tampa, Florida. The Company also has acquired several sites in the uptown submarket of Dallas, Texas on which it intends to develop Post(R) communities. In connection with the Riverside development, the Company is also constructing an office building and associated retail space, of which it intends to occupy a portion in the second quarter of 1998.

     Capitalization of Fixed Assets and Community Improvements. The Company has established a policy of capitalizing those expenditures relating to acquiring new assets, materially enhancing the value of an existing asset or substantially extending the useful life of an existing asset. All expenditures necessary to maintain a community in ordinary operating condition are expensed as incurred. During the first five years of a community (which corresponds to the estimated depreciable life), carpet replacements are expensed as incurred. Thereafter, carpet replacements are capitalized.

     Acquisition of assets and community improvement expenditures for the nine months ended September 30, 1997 and 1996 are summarized as follows:

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1997       1996
                                                              --------   --------
New community development and acquisition activity..........  $123,056   $142,152
NON-RECURRING CAPITAL EXPENDITURES:
Revenue generating additions and improvements...............     4,775        392
Other community additions and improvements..................       534      1,070
RECURRING CAPITAL EXPENDITURES:
Carpet replacements.........................................     1,040        743
Community additions and improvements........................     1,892      1,341
Corporate additions and improvements........................     1,185        491
                                                              --------   --------
                                                              $132,482   $146,189
                                                              ========   ========

     Inflation. Substantially all of the leases at the communities allow, at the time of renewal, for adjustments in the rent payable thereunder, and thus may enable the Company to seek increases in rents. The substantial majority of these leases are for one year or less and the remaining leases are for up to two years. At the expiration of a lease term, the Company's lease agreements provide that the term will be extended unless either the Company or the lessee gives at least 60 days written notice of termination; in addition, the

Company's policy permits the earlier termination of a lease by a lessee upon 30 days written notice to the Company and the payment of one month's additional rent as compensation for early termination. The short-term nature of these leases generally serves to reduce the risk to the Company of the adverse effect of inflation.

FUNDS FROM OPERATIONS AND CASH AVAILABLE FOR DISTRIBUTION

     Historical Funds from Operations. The Company considers FFO an appropriate measure of performance of an equity REIT. Funds from operations is defined to mean net income (loss) available to common shareholders determined in accordance with GAAP, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation of real estate assets, and after adjustment for unconsolidated partnerships and joint ventures. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs. Cash available for distribution ("CAD") is defined as FFO less capital expenditures funded by operations and loan amortization payments. The Company believes that in order to facilitate a clear understanding of the consolidated historical operating results of the Company, FFO and CAD should be examined in conjunction with net income as presented in the consolidated financial statements and data included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

     FFO and CAD for the three and nine months ended September 30, 1997 and 1996 presented on a historical basis are summarized in the following table:

  Calculations of Funds from Operations and Cash Available for Distribution

                                                    THREE MONTHS ENDED         NINE MONTHS ENDED
                                                       SEPTEMBER 30,             SEPTEMBER 30,
                                                  -----------------------   -----------------------
                                                     1997         1996         1997         1996
                                                  ----------   ----------   ----------   ----------
Net income available to common shareholders.....  $   11,910   $   11,581   $   36,073   $   31,710
Extraordinary item, net of minority interest....          --           --           75           --
Minority interest...............................       2,811        2,696        8,562        7,442
Net gain on sale of assets......................          --         (854)      (3,512)        (854)
                                                  ----------   ----------   ----------   ----------
Adjusted net income.............................      14,721       13,423       41,198       38,298
Depreciation of real estate assets..............       6,333        5,877       18,897       16,673
                                                  ----------   ----------   ----------   ----------
Funds from Operations(1)........................      21,054       19,300       60,095       54,971
Recurring capital expenditures(2)...............      (1,028)        (692)      (2,932)      (2,084)
Non-recurring capital expenditures(3)...........         (41)        (531)        (534)      (1,070)
Loan amortization payments......................         (47)         (55)        (149)        (160)
                                                  ----------   ----------   ----------   ----------
Cash Available for Distribution.................  $   19,938   $   18,022   $   56,480   $   51,657
                                                  ==========   ==========   ==========   ==========
Revenue generating capital expenditures(4)......  $    1,279   $      156   $    4,775   $      392
                                                  ==========   ==========   ==========   ==========
CASH FLOW PROVIDED BY(USED IN):
Operating activities............................      27,241       24,280       81,091       67,688
Investing activities............................     (47,775)     (35,823)    (109,371)    (133,993)
Financing activities............................      21,382       15,896       30,666       63,274
Weighted average common shares outstanding......  22,117,032   21,844,053   22,032,237   21,748,882
                                                  ==========   ==========   ==========   ==========
Weighted average common shares and Units
  outstanding...................................  27,333,506   26,928,896   27,249,259   26,855,322
                                                  ==========   ==========   ==========   ==========

---------------

(1) The Company uses the NAREIT definition of FFO which was adopted for periods beginning after January 1, 1996. FFO for any period means the consolidated net income of the Company and its subsidiaries for such period excluding gains or losses from debt restructuring and sales of property plus depreciation of real estate assets, and after adjustment for unconsolidated partnerships and joint ventures, all determined on a consistent basis in accordance with GAAP. FFO presented herein is not necessarily comparable to

    FFO presented by other real estate companies due to the fact that not all real estate companies use the same definition. However, the Company's FFO is comparable to the FFO of real estate companies that use the current NAREIT definition.
(2) Recurring capital expenditures consisted primarily of $384 and $332 of carpet replacement and $644 and $360 of other additions and improvements to existing communities for the three months ended September 30, 1997 and 1996, respectively, and $1,040 and $743 of carpet replacement and $1,892 and $1,341 of other additions and improvements to existing communities for the nine months ended September 30, 1997 and 1996, respectively. Since the Company does not add back the depreciation of non-real estate assets in its calculation of FFO, capital expenditures of $414 and $152 for the three months ended September 30, 1997 and 1996, respectively, and $1,185 and $491 for the nine months ended September 30, 1997 and 1996, respectively, are excluded from the calculation of CAD.
(3) Non-recurring capital expenditures consisted of community additions and improvements of $41 and $531 for the three months ended September 30, 1997 and 1996, respectively, and $534 and $1,070 for the nine months ended September 30, 1997 and 1996, respectively.
(4) Revenue generating capital expenditures included a major renovation of communities in the amount of $556 and $156, for the three months ended September 30, 1997 and 1996, respectively, and $3,137 and $392 for the nine months ended September 30, 1997 and 1996, respectively, and submetering of water service to communities in the amount of $723 and $1,638 for the three and nine months ended September 30, 1997, respectively.

                            BUSINESS AND COMMUNITIES

THE COMPANY

     The Company is one of the largest developers and operators of upscale multifamily apartment communities in the Southeastern and Southwestern United States. The Company currently owns 78 stabilized communities (the "Communities") containing 25,938 apartment units located primarily in metropolitan Atlanta, Georgia, Dallas, Texas and Tampa, Florida. In addition, the Company currently has under construction or in initial lease-up 12 new communities and additions to three existing communities in the Atlanta, Georgia, Dallas and Houston, Texas, Tampa, Florida, Denver, Colorado and Nashville, Tennessee metropolitan areas that will contain an aggregate of 4,742 apartment units upon completion. For the year ended December 31, 1997, the average economic occupancy rate of the 45 Communities stabilized for the entire year was 94.9%. The average monthly rental rate per apartment unit at these Communities for December 1997 was $811. The Company also manages through affiliates approximately 10,000 additional apartment units owned by third parties. The Company is a fully-integrated organization with multifamily development, acquisition, operation and asset management expertise and has approximately 1,600 employees, none of whom is a party to a collective bargaining agreement.

     Since it was founded in 1971, the Company has pursued three distinctive core business strategies that, for over 25 years, have remained substantially unchanged:

        - Investment Building. Investment building means taking a long-term view of the assets the Company creates. The Company develops communities with the intention of operating them for periods that are relatively long by the standards of the apartment industry. Key elements of the Company's investment building strategy include instilling a disciplined team approach to development decisions; selecting sites in niche and infill locations in strong primary markets; consistently constructing new apartment communities with a uniformly high quality; and conducting ongoing property improvements.

        - Promotion of the Post(R) Brand Name. The Post(R) brand name strategy has been integral to the success of the Company and, to the knowledge of the Company, has not been successfully duplicated within the multifamily real estate industry in any major U.S. market. For such a strategy to work, a company must develop and implement systems to achieve uniformly high quality and value throughout its operations. As a result of the Company's efforts in developing and maintaining its communities, the Company believes that the Post(R) brand name is synonymous with quality upscale apartment communities that are situated in desirable locations and provide superior resident service. Key elements in implementing the Company's brand name strategy include extensively utilizing the trademarked brand name; adhering to quality in all aspects of the Company's operations; developing and implementing leading edge training programs; and coordinating the Company's advertising programs to increase brand name recognition.

        - Service Orientation. The Company's mission statement is: "To provide the superior apartment living experience for our residents." By striving to provide a superior product and superior service, the Company believes that it will be able to achieve its long-term goals. The Company believes that it provides its residents with superior product and superior service through its uniformly high quality construction, award-winning landscaping and numerous amenities, including on-site business centers, on-site courtesy officers, urban vegetable gardens and state-of-the-art fitness centers.

     The Company believes that with the implementation of these strategies, multifamily properties in its primary markets have the potential over the long term to provide investment returns that exceed national averages. According to recent market surveys, employment growth, population growth and household formation growth in the Company's primary markets have exceeded, and are forecasted to continue to exceed, national averages.

MULTIFAMILY PROPERTIES IN THE COMPANY'S PRIMARY MARKETS

     The Company believes that multifamily properties in its primary markets have the potential over the long term to provide investment returns that exceed national averages. According to recent market surveys, employment, population and household formation growth in the Company's primary markets have shown, and are forecasted to continue to show, growth that exceed national averages, as shown in the tables below.

                                                                                       HOUSEHOLD
                                                          EMPLOYMENT    POPULATION     FORMATION
                                                            GROWTH        GROWTH        GROWTH
                        MARKETS                           (1990-1997)   (1990-1997)   (1990-1997)
                        -------                           -----------   -----------   -----------
Atlanta.................................................     21.3%         20.2%         21.0%
Dallas..................................................     14.9          13.8          14.0
Tampa...................................................     16.0           9.6           7.8
Charlotte...............................................     15.4          14.4          14.7
Nashville...............................................     22.0          14.5          14.7
Houston.................................................     12.5          15.4          15.5
Denver..................................................     16.8          16.7          16.9
Top 50 Metropolitan Statistical Areas...................      7.9           7.6           7.8

                                                                                       PROJECTED
                                                           PROJECTED     PROJECTED     HOUSEHOLD
                                                          EMPLOYMENT    POPULATION     FORMATION
                                                            GROWTH        GROWTH        GROWTH
MARKETS                                                   (1998-2010)   (1998-2010)   (1998-2010)
-------                                                   -----------   -----------   -----------
Atlanta.................................................     22.1%         23.6%         26.4%
Dallas..................................................     17.5          19.2          21.4
Tampa...................................................     23.9          23.6          23.7
Charlotte...............................................     17.6          20.1          22.4
Nashville...............................................     17.3          18.8          20.6
Houston.................................................     18.7          21.4          23.6
Denver..................................................     18.6          21.1          23.0
Top 50 Metropolitan Statistical Areas...................     13.3          11.0          13.0

---------------

Source: Woods & Poole: 1997 MSA Profile

     In addition, the Company expects that the multifamily housing market in its primary markets will be positively affected by the following trends: (i) lifestyle changes that are resulting in an older, more affluent and more demanding renter; and (ii) a decline in home price appreciation in recent years, which changes the economic advantages of home ownership. The Company believes that these trends will offset to some extent the general trend of a decline in the growth rate of the adult population in the prime rental population of 20-35 year olds and the current low interest rates for home mortgages.

THE COMMUNITIES

     The Company or its predecessors developed all but 14 of the Post(R) Communities and currently manages all of the Communities. Forty-four of the Communities have in excess of 300 apartment units, with the largest Community having a total of 907 apartment units. The oldest of the Communities was first occupied in 1977, and 69 of the 78 Communities, comprising approximately 92% of such Communities' apartment units, were completed after January 1, 1986. The average age of the Company's Communities is approximately seven years. The average economic occupancy rate for Fully Stabilized Communities was 94.8% and 95.4% for the twelve months ended December 31, 1997 and 1996, respectively. See "Selected Financial Information."

     The following table presents information concerning the Communities:

                                                                                         DECEMBER 1997         1997
                                                                AVERAGE                     AVERAGE          AVERAGE
                                                   YEAR        UNIT SIZE     NUMBER OF   RENTAL RATES        ECONOMIC
COMMUNITIES                        LOCATION(1)   COMPLETED   (SQUARE FEET)     UNITS       PER UNIT        OCCUPANCY(2)
-----------                        -----------   ---------   -------------   ---------   -------------     ------------
GEORGIA
Post Ashford(R)............        Atlanta           1987          872           222        $  760             96.0%
Post Bridge(R).............        Atlanta           1986          847           354           655             94.5
Post Brookhaven(R).........        Atlanta        1990-92(3)       991           735           929             92.0
Post Canyon(R).............        Atlanta           1986          899           494           684             96.9
Post Chase(R)..............        Atlanta           1987          938           410           684             94.7
Post Chastain(R)...........        Atlanta           1990          965           558           980             94.5
Post Collier Hills(R)......        Atlanta           1997          967           396           987              N/A(4)
Post Corners(R)............        Atlanta           1986          860           460           691             95.4
Post Court(R)..............        Atlanta           1988          838           446           676             95.0
Post Creek(R)..............        Atlanta           1983(5)     1,180           810           884             94.3
Post Crest(R)..............        Atlanta           1996        1,073           410           950             96.8
Post Crossing(R)...........        Atlanta           1995        1,067           354         1,054             95.9
Post Dunwoody(R)...........        Atlanta        1989-96(3)       941           530           927             93.4
Post Glen(R)...............        Atlanta           1997        1,113           314         1,137              N/A(4)
Post Lane(R)...............        Atlanta           1988          840           166           721             97.2
Post Lenox Park(TM)........        Atlanta           1995        1,030           206         1,075             97.4
Post Mill(R)...............        Atlanta           1985          952           398           713             93.2
Post Oak(TM)...............        Atlanta           1993        1,003           182           995             97.4
Post Oglethorpe(R).........        Atlanta           1994        1,205           250         1,210             93.2
Post Park(R)...............        Atlanta        1988-90(3)       904           770           780             95.0
Post Parkwood(R)...........        Atlanta           1995        1,071           125           931             95.4
Post Peachtree Hills(R)....        Atlanta        1992-94(3)       982           300         1,007             96.3
Post Pointe(R)                     Atlanta           1988          835           360           671             95.4
Post Renaissance(R)(6).....        Atlanta        1992-94(3)       890           342           926             94.5
Post River(R)..............        Atlanta           1991          983           125         1,118             93.1
Post Summit(R).............        Atlanta           1990          957           148           859             96.6
Post Terrace(R)............        Atlanta           1996        1,144           296         1,066             94.1
Post Valley(R).............        Atlanta           1988          854           496           659             93.6
Post Village(R)............        Atlanta                         915                         724             92.7
  The Arbors...............                          1983        1,063           301
  The Fountains............                          1987          850           352
  The Gardens..............                          1986          891           494
  The Hills................                          1984          953           241
  The Meadows..............                          1988          817           350
Post Vinings(R)............        Atlanta        1989-91(3)       964           403           780             95.0
Post Walk(R)...............        Atlanta        1984-87(7)(3)    932           476           814             95.2
Post Woods(R)..............        Atlanta        1977-83(3)     1,057           494           857             93.9
                                                                 -----        ------        ------            -----
  Subtotal/Average --
  Atlanta..................                                        965        13,768           872             95.0%
                                                                 -----        ------        ------            -----
TEXAS
Addison Circle by Post --
  Phase I..................        Dallas            1997          896           460           866              N/A(4)
Cole's Corner..............        Dallas            1997          796           186           943              N/A(4)
Columbus Square by
  Post(TM).................        Dallas            1996          861           218         1,066             98.3
Parkway Village Villas.....        Dallas            1986        1,308           136         1,108             88.2
Parkwood Townhomes(3)(8)...        Dallas         1962-70        1,042            96         1,048             98.5
Post Ascension(TM).........        Dallas         1985-95(3)       929           165           787             93.0
Post Hackberry Creek(TM)...        Dallas         1988-96(3)       865           432           763             96.6
Post Lakeside(TM)..........        Dallas            1986          791           327           781             98.4
Post Reflections(TM).......        Dallas            1986          797           198           642             99.0
Post Town Lake(TM)/Parks...        Dallas         1986-87(3)       869           398           698             98.5
Post White Rock(TM)........        Dallas            1988          659           207           676             93.5
Post Winsted(TM)...........        Dallas            1996          728           314           690             98.5
The Shores by Post(TM).....        Dallas         1988-97(3)       874           907           868             97.0
Springstead Condos(9)......        Dallas            1983        1,157            38         1,207             94.4
The Abbey..................        Dallas            1996        1,276            34         1,800             97.0
The Commons(10)............        Dallas            1985          645           158           703             98.0
The Meridian...............        Dallas            1991          798           132         1,007             97.0
The Residences.............        Dallas            1986          749           196           987             95.7
The Vineyard...............        Dallas            1996          728           116           845             97.3
The Vintage................        Dallas            1993          781           161           850             96.6
The Worthington............        Dallas            1993          818           332         1,082             95.6

                                                                                         DECEMBER 1997         1997
                                                                AVERAGE                     AVERAGE          AVERAGE
                                                   YEAR        UNIT SIZE     NUMBER OF   RENTAL RATES        ECONOMIC
COMMUNITIES                        LOCATION(1)   COMPLETED   (SQUARE FEET)     UNITS       PER UNIT        OCCUPANCY(2)
-----------                        -----------   ---------   -------------   ---------   -------------     ------------
Uptown Village.............        Dallas            1995          767           300           821             98.1%
Villas at Valley
  Ranch(9).................        Dallas            1985        1,300            36         1,335             93.6
Post Windhaven(TM)(11).....        Dallas            1991          825           474           528            100.0
                                                                 -----        ------        ------            -----
Subtotal/Average -- Texas..                                        886         6,021           921             96.6%
                                                                 -----        ------        ------            -----
FLORIDA
Post Bay(R)................        Tampa             1988          782           312           674             98.2%
Post Court(R)..............        Tampa             1991        1,018           228           788             95.1
Post Fountains at Lee
  Vista(R).................        Orlando           1988          835           508           617             96.0
Post Hyde Park(R)..........        Tampa             1996        1,009           270           957             99.6
Post Lake(R)...............        Orlando           1988          850           740           633             95.7
Post Rocky Point(R)........        Tampa          1996-97(3)     1,018           626           946              N/A(4)
Post Village(R)............        Tampa                           941                         742             94.8
  The Arbors...............                          1991          967           304
  The Lakes................                          1989          895           360
  The Oaks.................                          1991          968           336
Post Walk(R) at
  Old Hyde Park Village....        Tampa             1997          984           134         1,165              N/A(4)
                                                                 -----        ------        ------            -----
  Subtotal/Average --
    Florida................                                        933         3,818           815             96.6%
                                                                 -----        ------        ------            -----
MISSISSIPPI
Post Mark..................        Jackson           1984          988           256           596             97.9%
Post Pointe(R).............        Jackson           1997          812           241           597              N/A(4)
Post Trace(R)(8)...........        Jackson        1989-95(3)       734           486           566             94.7
                                                                 -----        ------        ------            -----
Subtotal/Average --
  Mississippi..............                                        845           983           586             96.3%
                                                                 -----        ------        ------            -----
VIRGINIA
Post Corners(R) at Trinity
  Centre...................        Fairfax           1996        1,030           336           963             98.2%
Post Forest(R).............        Fairfax           1990          889           364           908             96.8
                                                                 -----        ------        ------            -----
  Subtotal/Average --
    Virginia...............                                        960           700           936             97.5%
                                                                 -----        ------        ------            -----
NORTH CAROLINA
Post Park at Phillips
  Place(R).................        Charlotte         1997          912           402         1,056              N/A(4)
                                                                 -----        ------        ------            -----
TENNESSEE
Post Green Hills(R)........        Nashville         1996        1,056           166         1,099             95.6%
The Lee Apartments.........        Nashville         1924          808            80           628             98.8
                                                                 -----        ------        ------            -----
  Subtotal/Average --
    Tennessee..............                                        932           246           864             97.2%
                                                                 -----        ------        ------            -----
    TOTAL..................                                        930        25,938        $  874             95.4%(12)
                                                                 =====        ======        ======            =====

---------------

 (1) Refers to greater metropolitan areas of cities indicated.
 (2) Average economic occupancy is defined as gross potential rent less vacancy losses, model expenses and bad debt divided by gross potential rent for the period, expressed as a percentage. For the Texas and Mississippi communities which were acquired on October 24, 1997, average economic occupancy is for the period from October 24, 1997 through December 31, 1997.
 (3) These dates represent the respective completion dates for multiple phases of a Community.
 (4) During 1997, this community or a phase in this community was in lease-up and, therefore, is not included.
 (5) This community was completed by the Company in 1983, sold during 1986, managed by the Company through 1993 and reacquired by the Company in 1996.
 (6) The Company has a leasehold interest in the land underlying Post Renaissance(R) pursuant to a ground lease that expires on January 1, 2040.
 (7) Post Brook(R) and Post Walk(R) were combined and operated as one property effective January 1, 1997.
 (8) Existing property acquired in August 1997.
 (9) The Company does not own all of the units in these properties. Information is provided only with respect to the units owned by the Company as of December 31, 1997.
(10) Existing property acquired in February 1997.
(11) Post Windhaven(TM) is subject to a master lease with Electronic Data
     Systems.
(12) The overall 1997 average economic occupancy excludes the Texas and Mississippi communities.

                                   MANAGEMENT

     The directors and executive officers of the Company and their positions are as follows:

          NAME                             POSITION AND OFFICES HELD
          ----                             -------------------------
John A. Williams.........  Chairman of the Board, Chief Executive Officer and
                             Director

John T. Glover...........  President, Chief Operating Officer, Treasurer and Director

Robert L. Shaw...........  President, Post West Division and Director

Arthur M. Blank..........  Director -- President and Chief Operating Officer of The
                             Home Depot, Inc.

Herschel M. Bloom........  Director -- Partner, King & Spalding

Russell R. French........  Director -- General Partner of Moseley & Co. I and II and
                             a member of Moseley & Co. III, each of which is the
                             general partner or manager of a venture capital fund

William A. Parker, Jr....  Director -- Chairman of the Board of Directors of Seminole
                             Investment Company, L.L.C.

Charles E. Rice..........  Director -- Chairman of the Board of Directors and Chief
                             Executive Officer of Barnett Banks, Inc. until January
                             1, 1998

J.C. Shaw................  Director -- Chairman Emeritus, Shaw Industries, Inc.

W. Daniel Faulk, Jr......  President -- Post Atlanta Development

Jeffrey A. Harris........  President -- Post Management Services -- Eastern Division

Sherry W. Cohen..........  Executive Vice President -- Post Corporate Services and
                             Secretary

James F. Duffy...........  Executive Vice President -- Post West Development

Martha J. Logan..........  Executive Vice President -- Post Management
                             Services -- Eastern Division

Arthur E. Lomenick.......  Executive Vice President -- Post West Development

John B. Mears............  Executive Vice President -- Post East Development

Timothy A. Peterson......  Executive Vice President -- Post Corporate Services

Thomas L. Wilkes.........  Executive Vice President -- Post Management
                             Services -- Western Division

Terry L. Chapman.........  Senior Vice President -- Post Management
                             Services -- Eastern Division

Judy M. Denman...........  Senior Vice President -- Post Corporate Services

R. Gregory Fox...........  Senior Vice President -- Post Corporate Services

John D. Hooks............  Senior Vice President -- Post Management
                             Services -- Eastern Division

Katharine W. Kelley......  Senior Vice President -- Post Atlanta Development

William F. Leseman.......  Senior Vice President -- RAM Partners, Inc.

William C. Lincicome.....  Senior Vice President -- Post Landscape Services

Janie S. Maddox..........  Vice President -- Post Corporate Services

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain federal income tax considerations is based on current law, is for general information only, and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. In addition, this section does not discuss foreign, state, or local taxation.

     Except as noted below, this Prospectus Supplement does not address the taxation of the Company or the impact on the Company of its election to be taxed as a REIT. Such matters are addressed in the accompanying Prospectus under "Federal Income Tax Considerations -- Taxation of the Company." Prospective investors should consult, and must depend on, their own tax advisors regarding the state, local, foreign and other tax consequences of holding and disposing of Common Stock.

     Dividends and Other Distributions; Backup Withholding. For a discussion regarding the taxation of dividends and other distributions with respect to shares of the Company's capital stock, and the backup withholding rules, see "Federal Income Tax Considerations -- Taxation of Shareholders" in the accompanying Prospectus. In determining the extent to which a distribution on the Common Stock constitutes a dividend for tax purposes, the earnings and profits of the Company will be allocated, on a pro rata basis, first to distributions with respect to the Preferred Shares and then to the Common Stock.

     Sale or Exchange of Common Stock. Upon the sale or exchange of Common Stock to a party other than the Company, a holder of Common Stock will realize a capital gain or loss measured by the difference between the amount realized on the sale or other disposition and the holder's adjusted tax basis in the Common Stock (provided the Common Stock are held as a capital asset). If the Common Stock have been held by an individual for more than one year but not more than 18 months at the time of disposition, the maximum capital gains rate will be 28 percent. If the Common Stock have been held by an individual for more than 18 months, the maximum capital gains rate will be 20 percent. Any loss on a sale of Common Stock which were held by the holder for six months or less and with respect to which capital gain dividends have been received will be treated as a long term capital loss, up to the amount of the capital gain dividend received with respect to such shares.

     Clinton Administration's Proposed Changes to REIT Asset Test. The Clinton Administration's budget proposal announced on February 2, 1998 includes a proposal to amend the REIT asset tests with respect to non-qualified REIT subsidiaries, such as Post Services. The proposal would prohibit a REIT from owning more than 10% of the vote or value of the outstanding stock of any non-qualified REIT subsidiary. Existing non-qualified REIT subsidiaries would be grandfathered, and therefore subject only to the 5% asset test and 10% voting securities test of current law (see "Federal Income Tax
Considerations -- Requirements for Qualification -- Asset Tests"), except that such grandfathering would terminate if the subsidiary engaged in a new trade or business or acquired substantial new assets. As a result, if the proposal were to be enacted, Post Services would become subject to the new 10%-vote-and-value limitation if Post Services commenced new trade or business activities or acquired substantial new assets after the specified effective date. The Company could not satisfy the new test because it would be considered to own more than 10% of the value of the stock of Post Services. Accordingly, the proposal, if enacted, would materially impede the ability of the Company to engage in other activities without jeopardizing its REIT status.

     Capital Gain Dividends Paid to Shareholders. Under IRS Notice 97-64, a REIT may designate (subject to certain limits) whether a capital gain dividend is taxable to U.S. Shareholders (other than corporations) as a 20 percent rate gain distribution (for capital gains recognized by the REIT with respect to capital assets held for more than 18 months), a 28 percent rate gain distribution (for capital gains recognized by the REIT with respect to capital assets held for more than one year but not more than 18 months), or a Section 1250 gain distribution taxed at a 25 percent rate (for a portion of the gain, recognized by the REIT with respect to dispositions of certain real property held for more than 18 months, equal to the amount of all prior depreciation deductions not otherwise required to be taxed as ordinary depreciation recapture income).

     New Treasury Regulations Regarding Withholding, Information Reporting and Backup Withholding. The Treasury Department recently issued final regulations relating to withholding, information reporting and backup withholding on U.S. source income paid to foreign persons (including, for example, dividends paid by the Company to Non-U.S. Shareholders). These regulations generally will be effective with respect to payments made after December 31, 1998, subject to certain transition rules. Prospective investors should consult their own tax advisors as to the effect, if any, of the final regulations on their purchase, ownership and disposition of the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the terms agreement and related purchase agreement (collectively, the "Purchase Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the aggregate number of shares set forth opposite the name of each such Underwriter. The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of such shares if any are purchased.

                                                                NUMBER OF
                        UNDERWRITER                              SHARES
                        -----------                             ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
BT Alex. Brown Incorporated.................................
Interstate/Johnson Lane Corporation.........................
Morgan Stanley & Co. Incorporated...........................
Prudential Securities Incorporated..........................
The Robinson-Humphrey Company, LLC..........................
                                                                ---------
              Total.........................................
                                                                =========

     The Underwriters have advised the Company that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share on sales to certain other dealers. After the Offering, the public offering price, concession and discount may be changed.

     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 450,000 shares of Common Stock at the price per share to the public set forth on the cover page of this Prospectus Supplement, less the underwriting discount.

     The Company and the Operating Partnership have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the Offering, the rules of the Securities and Exchange Commission permit the Underwriters to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering, (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing shares of Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The Underwriters also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could case the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

     Neither the Company nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In connection with the Offering the Company and the executive officers and certain of the directors of the Company have agreed not to sell, offer or contract to sell, grant any option for the sale of or otherwise dispose of or transfer any shares of Common Stock for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of the Underwriters.

     The Common Stock is listed on the NYSE under the trading symbol "PPS." The shares of Common Stock offered hereby will be listed on the NYSE, subject to official notice of issuance.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered pursuant to this Prospectus will be passed upon for the Company by King & Spalding, Atlanta, Georgia. Herschel M. Bloom, a member of King & Spalding, is a director of the Company.

     Certain legal matters related to the Offering will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C.

PROSPECTUS

                                  $794,000,000

                             POST PROPERTIES, INC.
              COMMON STOCK, PREFERRED STOCK AND DEPOSITARY SHARES

                           POST APARTMENT HOMES, L.P.

                                DEBT SECURITIES
POST LOGO

                            ------------------------

     Post Properties, Inc. (the "Company") may from time to time offer in one or more series or classes (i) shares of its common stock, par value $0.01 per share (the "Common Stock"), (ii) shares of its preferred stock, par value $0.01 per share (the "Preferred Stock") and (iii) shares of Preferred Stock represented by Depositary Shares (the "Depositary Shares"), with an aggregate public offering price of up to $450,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. Post Apartment Homes, L.P. (the "Operating Partnership") may from time to time offer in one or more series unsecured non-convertible debt securities ("Debt Securities"), with an aggregate public offering price of up to $344,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Common Stock, Preferred Stock, Depositary Shares and Debt Securities (collectively, the "Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable (i) in the case of Common Stock, any initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share; and (iv) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Operating Partnership or repayment at the option of the holder, terms for sinking fund payments, covenants and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for Federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time by the Company or the Operating Partnership, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

  THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                The date of this Prospectus is October 20, 1997.

                             AVAILABLE INFORMATION

     The Company and the Operating Partnership are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company and the Operating Partnership may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661-2511. In addition, the Company's Common Stock is listed on the New York Stock Exchange and such material can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Copies of documents electronically filed with the Commission also may be obtained at the Commission's Internet address at "http://www.sec.gov".

     The Company and the Operating Partnership have filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Securities. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto. For further information concerning the Company, the Operating Partnership and the Securities, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company (File No. 1-12080) and the Operating Partnership (File No. 0-28226) with the Commission are incorporated herein by reference: (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; (c) the Company's Current Reports on Form 8-K filed on February 27, 1997, August 6, 1997 and September 17, 1997; (d) the description of the Common Stock of the Company included in the Company's Registration Statement on Form 8-A, dated July 22, 1993; (e) the Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 1996; (f) the Operating Partnership's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and (g) the Operating Partnership's Current Reports on Form 8-K filed on January 29, 1997, February 27, 1997, August 6, 1997 and September 17, 1997.

     All documents filed by the Company and/or the Operating Partnership pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company and the Operating Partnership will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Request for such copies should be directed to: Post Properties, Inc., 3350 Cumberland Circle, Suite 2200, Atlanta, Georgia 30339,
Attention: Secretary, telephone (770) 850-4400.

                   THE COMPANY AND THE OPERATING PARTNERSHIP

     The Company is a self-administered and self-managed equity real estate investment trust (a "REIT") and is one of the largest developers and operators of upscale multifamily apartment communities in the Southeastern United States. As of June 30, 1997, the Company owned 49 stabilized communities (the "Communities") containing 17,648 apartment units located primarily in metropolitan Atlanta, Georgia and Tampa, Florida. In addition, as of June 30, 1997, the Company had under construction or in initial lease-up ten new communities and additions to two existing communities in the Atlanta, Georgia; Tampa, Florida; Nashville, Tennessee and Charlotte, North Carolina metropolitan areas that will contain an aggregate of 4,025 apartment units when completed. For the six months ended June 30, 1997, the average economic occupancy rate of the 48 Communities stabilized for the entire period was 94.3%. The average monthly rental rate per apartment unit at these Communities for the same period was $800. The Company also manages through affiliates one community with 260 apartment units under the Post(R) brand name for third parties and approximately 7,800 additional apartment units owned by third parties. The Company is a fully-integrated organization with multifamily development, acquisition, operation and asset management expertise and has approximately 1,200 employees, none of whom is a party to a collective bargaining agreement.

     The Company is the sole general partner of, and controls a majority of the limited partnership interests in, the Operating Partnership. As of June 30, 1997, the Company owned 80.9% of the outstanding partnership interests in the Operating Partnership. The Company conducts all its business through the Operating Partnership and its subsidiaries.

     As of June 30, 1997 the Company and the Operating Partnership had outstanding indebtedness of $473.7 million. Any applicable Prospectus Supplement relating to offered securities will set forth the outstanding indebtedness of the issuer and its subsidiaries as of a recent date.

     On August 4, 1997, the Company announced that it has entered into a definitive agreement and plan of merger with Columbus Realty Trust, a Texas real estate investment trust ("Columbus"), pursuant to which Columbus would be merged into a wholly owned subsidiary of the Company (the "Merger Agreement"). Pursuant to the Merger Agreement, each outstanding share of Columbus common shares will be converted into 0.615 shares of Common Stock, which will result in the issuance of approximately 8.4 million shares of Common Stock. Upon completion of the merger, the Company will own 85.4% of the outstanding partnership interests in the Operating Partnership. The merger, which will be accounted for as a purchase, is expected to be completed in October 1997, subject to the approval of the shareholders of the Company and Columbus and other customary conditions. Columbus is a self-administered and self-managed REIT which develops, owns and operates upscale multifamily residential properties primarily in urban communities in the Southwestern United States. As of June 30, 1997, Columbus owned 39 total properties: 28 completed multifamily residential properties containing an aggregate of 6,045 apartment units located primarily in the Dallas/Ft. Worth metropolitan area, two industrial properties, one retail property, six multifamily development sites in various stages of construction, and two sites acquired for future development.

     The Company is a Georgia corporation that was founded in 1971. The Operating Partnership is a Georgia limited partnership that was formed in 1993. The Company's and the Operating Partnership's executive offices are located at 3350 Cumberland Circle, Suite 2200, Atlanta, Georgia 30339 and their telephone number is (770) 850-4400.

                                USE OF PROCEEDS

     The Company is required, by the terms of the partnership agreement of the Operating Partnership, to invest the net proceeds of any sale of Common Stock, Preferred Stock or Depositary Shares in the Operating Partnership in exchange for additional Units. Unless otherwise indicated in the applicable Prospectus Supplement, the Company and the Operating Partnership intend to use such net proceeds and the net proceeds from the sale of Debt Securities for general corporate purposes including, without limitation, the acquisition and development of multi-family communities and the repayment of debt. Pending application of the net proceeds, the Operating Partnership will invest such proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with the Company's intention to continue to qualify for taxation as a REIT. Such investments may include, for example, obligations of the Government National

Mortgage Association, other government and government agency securities, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The Company's and the Operating Partnership's ratios of earnings to fixed charges were 2.8 for the six months ended June 30, 1997, 2.7 for the year ended December 31, 1996, 2.1 for the year ended December 31, 1995, 2.0 for the year ended December 31, 1994 and 1.1 for the year ended December 31, 1993.

     For purposes of calculating the ratios of earnings to fixed charges, earnings have been calculated by adding fixed charges, excluding capitalized interest, and minority interest to pre-tax income from continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

     The Company's and the Operating Partnership's ratios of earnings to combined fixed charges and preferred stock dividends were 2.6 for the six months ended June 30, 1997, 2.6 for the year ended December 31, 1996, 2.1 for the year ended December 31, 1995, 2.0 for the year ended December 31, 1994 and 1.1 for the year ended December 31, 1993.

     For purposes of calculating the ratios of earnings to combined fixed charges and preferred stock dividends, earnings have been calculated by adding combined fixed charges and preferred stock dividends, excluding capitalized interest, and minority interest to pre-tax income from continuing operations. Combined fixed charges and preferred stock dividends consist of interest costs, whether expensed or capitalized, the interest component of rental expense, amortization of debt issuance costs and preferred dividends.

     Prior to completion of the Company's reorganization in July 1993, the Company maintained a different capital structure. As a result, although the original properties have historically generated positive net cash flow, the financial statements of the Company show a net loss for the fiscal year ended December 31, 1992. Consequently, the computation of the ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends for such period indicates that the earnings were inadequate to cover fixed charges and combined fixed charges and preferred stock dividends by approximately $10.0 million.

     The recapitalization of the Company effected in connection with the reorganization permitted the Company to significantly deleverage, resulting in an improved ratio of earnings to fixed charges for periods subsequent to the reorganization.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be issued under an Indenture (the "Indenture"), between the Operating Partnership and a Trustee (the "Trustee") chosen by the Operating Partnership and qualified to act as Trustee under the Trust Indenture Act of 1939, as amended (the "TIA"). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and will be available for inspection at the corporate trust office of the trustee or as described above under "Available Information." The Indenture is subject to, and governed by, the TIA. The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of all material provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture.

GENERAL

     The Debt Securities will be direct, unsecured obligations of the Operating Partnership and will rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership. At June 30, 1997, the total outstanding debt of the Operating Partnership was $473.7 million, all of which was unsubordinated indebtedness. Of such outstanding debt, $165.7 million was secured debt. The Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company as sole general partner of the Operating Partnership or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section
301).

     The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee (Section 609), and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities offered thereby for the specific terms thereof, including:

          (1) the title of such Debt Securities;

          (2) any limit on the aggregate principal amount of such Debt Securities that may be authenticated and delivered under the Indenture;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

          (4) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

          (5) the rate or rates, or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any, the date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which any such date shall be determined, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (6) the place or places where the principal of (and premium, if any), interest, if any, and additional amounts, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for registration of transfer or exchange and notices or demands to or upon the Operating Partnership in respect of such Debt Securities and the Indenture may be served;

          (7) the period or periods within which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Operating Partnership, if the Operating Partnership is to have such an option;

          (8) the obligation, if any, of the Operating Partnership to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (9) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any registered Debt Securities ("Registered Securities") shall be issuable and, if other than denominations of $5,000 and any integral multiple thereof, the denomination or denominations in which any bearer Debt Securities ("Bearer Securities") shall be issuable;

          (10) if other than the Trustee, the identity of each security registrar and/or paying agent;

          (11) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities that shall be payable upon declaration of acceleration of the maturity thereof or the method by which such portion shall be determined;

          (12) if other than U.S. dollars, the currency or currencies in which payment of the principal of (and premium, if any) or interest or additional amounts, if any, on the Debt Securities shall be payable or in which the Debt Securities shall be denominated;

          (13) whether the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more currencies, currency units, composite currencies, commodities, equity indices or other indices), and the manner in which such amounts shall be determined;

          (14) whether the principal of (and premium, if any) or interest or additional amounts, if any, on the Debt Securities are to be payable, at the election of the Operating Partnership or a holder (a "Holder") thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable;

          (15) provisions, if any, granting special rights to the Holders of the Debt Securities upon the occurrence of such events as may be specified;

          (16) any deletions from, modifications of or additions to the events of default (the "Events of Default") or covenants of the Operating Partnership with respect to the Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the Indenture;

          (17) whether the Debt Securities are to be issuable as Registered Securities, Bearer Securities (with or without coupons) or both, any restrictions applicable to the offer, sale or delivery of Bearer Securities and the terms upon which Bearer Securities may be exchanged for Registered Securities and vice versa (if permitted by applicable laws and regulations), whether any Debt Securities are to be issuable initially in temporary global form and whether any Debt Securities are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global Debt Security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, and, if Registered Securities are to be issuable as a global Debt Security, the identity of the depositary for such series;

          (18) the date as of which any Bearer Securities and any temporary global Debt Security representing Outstanding (as hereinafter defined) Debt Securities shall be dated if other than the date of original issuance of the first Debt Security of the series to be issued;

          (19) the person to whom any interest on any Registered Security shall be payable, if other than the person in whose name that Debt Security is registered at the close of business on the applicable record date (the "Regular Record Date") for such interest, the manner in which, or the person to whom any interest on any Bearer Security shall be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary global Debt Security on an interest payment date (an "Interest Payment Date") will be paid;

          (20) if the defeasance and covenant defeasance provisions described herein are to be inapplicable or any modification of such provisions;

          (21) if the Debt Securities to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Debt Security) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and/or terms of such certificates, documents or conditions;

          (22) whether and under what circumstances the Operating Partnership will pay additional amounts on the Debt Securities to any Holder who is not a United States person (including any modification to the definition of such term) in respect of any tax, assessment or governmental charge and, if so, whether the Operating Partnership will have the option to redeem such Debt Securities rather than pay such additional amounts (and the terms of any such option);

          (23) with respect to any Debt Securities that provide for optional redemption or prepayment upon the occurrence of certain events (such as a change of control of the Operating Partnership), (i) the possible effects of such provisions on the market price of the Operating Partnership's or the Company's securities or in deterring certain mergers, tender offers or other takeover attempts, and the intention of the Operating Partnership to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws in connection with such provisions; (ii) whether the occurrence of the specified events may give rise to cross-defaults on other indebtedness such that payment on such Debt Securities may be effectively subordinated; and (iii) the existence of any limitations on the Operating Partnership's financial or legal ability to repurchase such Debt Securities upon the occurrence of such an event (including, if true, the lack of assurance that such a repurchase can be effected) and the impact, if any, under the Indenture of such a failure, including whether and under what circumstances such a failure may constitute an Event of Default; and

          (24) any other terms of such Debt Securities not inconsistent with the terms of the Indenture.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). If material or applicable, special U.S. Federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as described under "Merger, Consolidation or Sale" or as may be set forth in any Prospectus Supplement, the Indenture does not contain any other provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford holders of the Debt Securities protection in the event of (i) a highly leveraged or similar transaction involving the Operating Partnership, the management of the Operating Partnership or the Company, or any affiliate of any such party, (ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving the Operating Partnership that may adversely affect the holders of the Debt Securities. In addition, subject to the limitations set forth under "Merger, Consolidation or Sale," the Operating Partnership may, in the future, enter into certain transactions, such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership, that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the Debt Securities. In addition, restrictions on ownership and transfers of the Company's Common Stock and Preferred Stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Common Stock -- Restrictions on Transfer" and "Description of Preferred Stock -- Restrictions on Ownership." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

     The applicable Prospectus Supplement will summarize the nature and scope of any event risk provisions contained in any offered Debt Security, including the types of events protected by such provisions and any limitations on the Operating Partnership's ability to satisfy its obligations under such provisions. The applicable Prospectus Supplement will also summarize anti-takeover provisions in other securities of the Operating Partnership or the Company, which could have a material effect on the offered Debt Securities. Such summary will contain a detailed and quantifiable definition of any "change in control" provision.

     Reference is made to "-- Certain Covenants" below and to the description of any additional covenants with respect to a series of Debt Securities in the applicable Prospectus Supplement. Except as otherwise described in the applicable Prospectus Supplement, compliance with such covenants generally may not be waived with respect to a series of Debt Securities by the Board of Directors of the Company as sole general partner of the Operating Partnership or by the Trustee unless the Holders of at least a majority in principal amount of all outstanding Debt Securities of such series consent to such waiver, except to the extent that the defeasance and covenant defeasance provisions of the Indenture described under "-- Discharge, Defeasance and Covenant Defeasance" below apply to such series of Debt Securities. See "-- Modification of the Indenture."

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series which are Registered Securities, other than Registered Securities issued in global form (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof and the Debt Securities which are Bearer Securities, other than Bearer Securities issued in global form (which may be of any denomination), shall be issuable in denominations of $5,000 (Section 302).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, provided that, at the option of the Operating Partnership, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the applicable Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 307 and 1002).

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture.

     Subject to certain limitations imposed upon Debt Securities issued in book entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book entry form, the Debt Securities of any series may be surrendered for registration of transfer thereof at the corporate trust office of the Trustee. Every Debt Security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Trustee or the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Operating Partnership with respect to any series of Debt Securities, the Operating Partnership may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Operating Partnership will be required to maintain a transfer agent in each place of payment for such series. The Operating Partnership may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

     Neither the Operating Partnership nor the Trustee shall be required (i) to issue, register the transfer of or exchange any Debt Security if such Debt Security may be among those selected for redemption during a period beginning at the opening of business 15 days before selection of the Debt Securities to be redeemed and ending at the close of business on (A) if such Debt Securities are issuable only as Registered Securities, the day of the mailing of the relevant notice of redemption and (B) if such Debt Securities are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if such Debt Securities are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption, or (ii) to register the transfer of or exchange any Registered Security so selected for redemption in whole or in part, except, in the case of any Registered Security to be redeemed in part, the portion thereof not to be redeemed, or (iii) to exchange any Bearer Security so selected for redemption except that such a Bearer Security may be exchanged for a Registered Security of that series and like tenor, provided that such Registered Security shall be simultaneously surrendered for redemption, or (iv) to issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE

     The Operating Partnership may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) the Operating Partnership shall be the continuing entity, or the successor entity (if other than the Operating Partnership) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Operating Partnership or any subsidiary of the Operating Partnership (a "Subsidiary") as a result thereof as having been incurred by the Operating Partnership or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

CERTAIN COVENANTS

     Existence. Except as permitted under "Merger, Consolidation or Sale," the Operating Partnership is required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided, however, that the Operating Partnership shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1006).

     Maintenance of Properties. The Operating Partnership is required to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Operating Partnership may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Operating Partnership and its Subsidiaries shall not be prevented from selling or otherwise disposing for value their respective properties in the ordinary course of business (Section 1007).

     Insurance. The Operating Partnership is required to, and is required to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with financially sound and reputable insurance companies (Section 1008).

     Payment of Taxes and Other Claims. The Operating Partnership is required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon its income, profits or property or that of any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership or any Subsidiary; provided, however, that the Operating Partnership shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section
1009).

     Provision of Financial Information. The Holders of Debt Securities will be provided with copies of the annual reports and quarterly reports of the Operating Partnership. Whether or not the Operating Partnership is subject to
Section 13 or 15(d) of the Exchange Act and for so long as any Debt Securities are outstanding, the Operating Partnership will, to the extent permitted under the Exchange Act, be required to file with the Commission the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial Statements") if the Operating Partnership were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Operating Partnership would have been required so to file such documents if the Operating Partnership were so subject. The Operating Partnership will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the security register for the Debt Securities (the "Security Register"), without cost to such Holders, copies of the annual reports and quarterly reports which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (y) if filing such documents by the Operating Partnership with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1010).

     Additional Covenants. Any additional or different covenants of the Operating Partnership with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Operating Partnership contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), such default having continued for 60 days after written notice as provided in the Indenture; (e) default in the payment of an aggregate principal amount exceeding $5,000,000 of any evidence of recourse indebtedness of the Operating Partnership or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Operating Partnership or any Significant Subsidiary or any of their respective property; and (g) any other Event of Default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Operating Partnership.

     If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Securities, the terms of which provide that the principal amount thereof payable at maturity may be more or less than the principal face amount thereof at original issuance ("Indexed Securities"), such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Operating Partnership (and to the Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Operating Partnership shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the nonpayment of accelerated principal of (or specified portion thereof), or premium (if any) or interest on the Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security or such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

     The Trustee will be required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture unless such default has been cured or waived; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601).

     The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof (Section 508).

     Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee thereunder reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein (Section 512).

     Within 120 days after the close of each fiscal year, the Operating Partnership must deliver to the Trustee a certificate, signed by one of several specified officers of the Company, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture will be permitted to be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities or series of Outstanding Debt Securities which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holders of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or premium (if any) or any installment of interest on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security;
(d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above stated percentage of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holders of such Debt Security (Section 902). A Debt Security shall be deemed outstanding ("Outstanding") if it has been authenticated and delivered under the Indenture unless, among other things, such Debt Security has been cancelled or redeemed.

     The Indenture provides that the Holders of not less than a majority in principal amount of a series of Outstanding Debt Securities have the right to waive compliance by the Operating Partnership with certain covenants relating to such series of Debt Securities in the Indenture (Section 1014).

     Modifications and amendments of the Indenture will be permitted to be made by the Operating Partnership and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Operating Partnership as obligor under the Indenture; (ii) to add to the covenants of the Operating Partnership for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Operating Partnership in the Indenture;
(iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided, that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect; or (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

     The Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an Indexed Security that shall be deemed Outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to the Indenture; and (iv) Debt Securities owned by the Operating Partnership or any other obligor upon the Debt Securities or any affiliate of the Operating Partnership or of such other obligor shall be disregarded.

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting will be permitted to be called at any time by the Trustee, and also, upon request, by the Operating Partnership or the holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present will be permitted to be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

     Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and
(ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section
1504).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     The Operating Partnership may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Sections 1401 and 1404).

     The Indenture provides that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to Section 301 of the Indenture, the Operating Partnership may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under sections 1004 to 1011, inclusive, of the Indenture (including the restrictions described under "Certain Covenants") and its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Operating Partnership with the Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at the stated maturity date specified thereon ("Stated Maturity"), or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust will only be permitted to be established if, among other things, the Operating Partnership has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States Federal income tax law occurring after the date of the Indenture (Section 1404).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Operating Partnership has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series; (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such Conversion Event based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Community or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established.

     Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

     In the event the Operating Partnership effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1011, inclusive, of the Indenture (which sections would no longer be applicable to such Debt Securities) or described in clause (g) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such event of Default. However, the Operating Partnership would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

NO CONVERSION RIGHTS

     The Debt Securities will not be convertible into or exchangeable for any capital stock of the Company or equity interest in the Operating Partnership.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     The authorized common stock of the Company includes 100,000,000 shares of Common Stock $.01 par value per share. Each outstanding share of Common Stock entitles the holder to one vote on all matters presented to shareholders for a vote. Holders of Common Stock have no preemptive rights. At June 30, 1997, there were 22,044,296 shares of Common Stock outstanding, 5,216,474 shares reserved for issuance upon exchange of outstanding Units and 1,045,140 shares reserved for issuance upon exercise of outstanding stock options.

     Shares of Common Stock currently outstanding are listed for trading on the New York Stock Exchange (the "NYSE") under the symbol "PPS." The Company will apply to the NYSE to list the additional shares of Common Stock to be sold pursuant to any Prospectus Supplement, and the Company anticipates that such shares will be so listed.

     All shares of Common Stock issued will be duly authorized, fully paid, and nonassessable. Distributions may be paid to the holders of Common Stock if and when declared by the Board of Directors of the Company out of funds legally available therefor.

     Under Georgia law, shareholders are generally not liable for the Company's debts or obligations. If the Company is liquidated, subject to the right of any holders of preferred stock, if any, to receive preferential distributions, each outstanding share of Common Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of the Company.

PROVISIONS OF COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     The Articles of Incorporation of the Company provide for the Board of Directors to be divided into three classes of directors, each class to consist as nearly as possible of one-third of the directors. At each annual meeting of shareholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other two classes will continue in office. The overall effect of the provisions in the Articles of Incorporation with respect to the classified board may be to render more difficult a change of control of the Company or removal of incumbent management. Holders of Common Stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of shareholders, the holders of a plurality of the shares of Common Stock are able to elect all of the successors of the class of directors whose term expires at that meeting. Directors may be removed only for cause and only with the affirmative vote of the holders of a majority of the shares of Common Stock entitled to vote in the election of directors.

OTHER MATTERS

     The transfer agent and registrar for the Common Stock is Wachovia Bank of North Carolina, N.A., Winston-Salem, North Carolina.

     The Company may not engage in any merger, consolidation or other combination with or into another person or sale of all or substantially all of its assets unless such transaction includes the merger of the Operating Partnership or sale of substantially all of the assets of the Operating Partnership, which sale or merger must be approved by the holders of a majority of the Units. If the Company were ever to hold less than a majority of the Units, this voting requirement might limit the possibility for acquisition or change in the control of the Company.

RESTRICTIONS ON TRANSFER

     Ownership Limits. The Company's Articles of Incorporation contain certain restrictions on the number of shares of Common Stock that a single shareholder may own. For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of Common Stock may be owned, actually and constructively under the applicable attribution provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. The Common Stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. Because the Company has elected to be treated as a REIT, the Articles of Incorporation of the Company contain restrictions on the acquisition of Common Stock intended to ensure compliance with these requirements.

     Subject to certain exceptions specified in the Articles of Incorporation, no person other than Messrs. Williams and Glover may own, or be deemed to own by virtue of the applicable attribution provisions of the Code, more than 6% (the "Ownership Limit") of the outstanding shares of Common Stock. Messrs. Williams and Glover are subject to a separate limitation (referred to as the "Excluded Holder Limit") pursuant to which they are prohibited from owning (actually and constructively under the applicable attribution provisions of the Code) more than 31%, in the aggregate, of the outstanding shares of Common Stock. In addition, Messrs. Williams and Glover are prohibited from acquiring any shares of Common Stock if such acquisition would cause five individuals to own (actually and constructively under the applicable attribution provisions of the Code) in the aggregate more than 50% in value of the outstanding shares of Common Stock.

     If any shareholder purports to transfer shares to a person and either the transfer would result in the Company failing to qualify as a REIT, or the shareholder knows that such transfer would cause the transferee to hold more than the applicable Ownership Limit or Excluded Holder Limit, the purported transfer will be null and void as to that number of shares the transfer of which would cause a violation of the applicable limit, and the shareholder will be deemed not to have transferred such excess shares. In addition, if any person holds shares of Common Stock in excess of the applicable Ownership Limit or Excluded Holder Limit, such person will be deemed to hold the shares that cause the applicable limit to be exceeded in trust for the Company, and will not receive dividends or distributions with respect to such shares and will not be entitled to vote such shares. The person will be required to sell such shares to the Company for the lesser of the amount paid for the shares and the average of the last reported sales prices for the ten trading days immediately preceding the redemption or to sell such shares at the direction of the Company, in which case the Company will be reimbursed for its expenses in connection with the sale plus any remaining amount of such proceeds that exceeds the amount such person paid for the shares and such person will be entitled to receive only the balance of the proceeds. If the Company repurchases such shares, it may elect to pay for the shares with Units.

     All certificates representing shares of Common Stock will bear a legend referring to the restrictions described above.

     Every owner of more than 5% (or such lower percentage as may be required by the Code or regulations thereunder) of the issued and outstanding shares of Common Stock must file a written notice with the Company containing the information specified in the Articles of Incorporation no later than January 30 of each year. In addition, each shareholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in good faith in order to determine the Company's status as a REIT.

     The foregoing ownership limitations may have the effect of precluding acquisition of control of the Company without the consent of the Board of Directors.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The Company is authorized to issue 20,000,000 shares of preferred stock, $0.01 par value per share, of which 1,000,000 8 1/2% Series A Cumulative Redeemable Preferred Shares were outstanding at June 30, 1997.

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Articles of Incorporation (the "Articles of Incorporation") and Bylaws and any applicable amendment to the Articles of Incorporation designating terms of a series of Preferred Stock (a "Designating Amendment").

TERMS

     Subject to the limitations prescribed by the Articles of Incorporation, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors. The Preferred Stock will, when issued, be fully paid and nonassessable by the Company (except as described under "-- Shareholder Liability" below) and will have no preemptive rights.

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms thereof, including:

          (1) The title and stated value of such Preferred Stock;

          (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

          (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

          (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

          (5) The procedures for any auction or remarketing, if any, for such Preferred Stock;

          (6) The provision for a sinking fund, if any, for such Preferred
     Stock;

          (7) The provision for redemption, if applicable, of such Preferred Stock;

          (8) Any listing of such Preferred Stock on any securities exchange;

          (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof);

          (10) Whether interests in such Preferred Stock will be represented by Depositary Shares;

          (11) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

          (12) A discussion of U.S. Federal income tax considerations applicable to such Preferred Stock;

          (13) The relative ranking of preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

          (14) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

          (15) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case an may be appropriate to preserve the status of the Company as a REIT.

     The applicable Prospectus Supplement will summarize the nature and scope of any event risk provisions contained in any series of Preferred Stock, including the types of events protected by such provisions and any limitations on the Company's ability to satisfy its obligations under such provisions. The applicable Prospectus Supplement will also summarize anti-takeover provisions in other securities of the Operating Partnership or the Company, which could have a material effect on any series of Preferred Stock. Such summary will contain a detailed and quantifiable definition of any "change in control" provision.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

     Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     If Preferred Stock of any series is outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in shares of Common Stock or other capital shares ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital shares of the Company, the terms of such Preferred Stock may provide that, if no such capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable capital shares of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends of the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding Preferred Stock of such series is simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividends periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series.

     If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the share transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital shares of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital shares of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Whenever dividends on any shares of Preferred Stock shall be in arrears for six or more consecutive quarterly periods, the holders of such shares of Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such shares of Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Directors of the Company will be increased by two directors.

     Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Articles of Incorporation or the Designating Amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holder thereof; provided, however, to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock and provided further that (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

     Under Georgia law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote as a class upon any proposed amendment to the Articles of Incorporation, whether or not entitled to vote thereon by the Articles of Incorporation, if the amendment would (i) increase or decrease the aggregate number of authorized shares of such series; (ii) effect an exchange or reclassification of all or part of the shares of the series into shares of another series; (iii) effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class or series into shares of the series; (iv) change the designation, rights, preferences or limitations of all or a part of the shares of the series; (v) change the shares of all or part of the series into a different number of shares of the same series; (vi) create a new series having rights or preferences with respect to distributions or dissolution that are prior, superior or substantially equal to the shares of the series; (vii) increase the rights, preferences or number of authorized shares of any class or series that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior or substantially equal to the shares of the series; (viii) limit or deny an existing preemptive right of all or part of the shares of the series; or (ix) cancel or otherwise affect rights to distributions or dividends that have accumulated but have not yet been declared on all or part of the shares of the series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any series of Preferred Stock is convertible into shares of Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversions will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

SHAREHOLDER LIABILITY

     As discussed below under "Description of Common Stock -- General," applicable Georgia law provides that no shareholder, including holders of Preferred Stock, shall be personally liable for the acts and obligations of the Company and that the funds and property of the Company shall be the only recourse for such acts or obligations.

RESTRICTIONS ON OWNERSHIP

     As discussed below under "Description of Common Stock -- Restrictions on Transfer," for the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities, including any Preferred Stock of the Company. Therefore, the

Designating Amendment for each series of Preferred Sock may contain provisions restricting the ownership and transfer of the Preferred Stock. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Stock.

REGISTRAR AND TRANSFER AGENT

     The Registrar and Transfer Agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of Preferred Stock of each series represented by Depositary Shares will be deposited under a separate deposit agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (a "Preferred Stock Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the applicable Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to a Preferred Stock Depositary, the Company will cause such Preferred Stock Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the statements made hereunder relating to Deposit Agreements and the Depositary Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

     A Preferred Stock Depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary.

     In the event of a distribution other than in cash, a Preferred Stock Depositary will be required to distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary, unless such Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case such Preferred Stock Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Stock which has been converted or exchanged.

WITHDRAWAL OF STOCK

     Upon surrender of the Depositary Receipts at the corporate trust office of the applicable Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted), the holders thereof will be entitled to delivery at such office, to or upon each such holder's order, of the number of whole or fractional shares of the applicable Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the applicable Preferred Stock Depositary will be required to deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever the Company redeems shares of Preferred Stock held by a Preferred Stock Depositary, such Preferred Stock Depositary will be required to redeem as of the same redemption date the number of Depositary Shares representing shares of the Preferred Stock so redeemed, provided the Company shall have paid in full to such Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company that preserves the REIT status of the Company.

     From and after the date fixed for redemption, all dividends in respect of the shares of Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the applicable Preferred Stock Depositary.

VOTING OF THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the applicable Preferred Stock are entitled to vote, a Preferred Stock Depositary will be required to mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct such Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. Such Preferred Stock Depositary will be required to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by such Preferred Stock Depositary in order to enable such Preferred Stock Depositary to do so. Such Preferred Stock Depositary will be required to abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. A Preferred Stock Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of such Preferred Stock Depositary.

LIQUIDATION PREFERENCE

     In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED STOCK

     The Depositary Shares, as such, will not be convertible into Common Stock or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable Preferred Stock Depositary with written instructions to such Preferred Stock Depositary to instruct the Company to cause conversion of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of Preferred Stock of the Company or other shares of stock, and the Company will agree that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF A DEPOSIT AGREEMENT

     Any form of Depositary Receipt evidencing Depositary Shares which will represent Preferred Stock and any provision of a Deposit Agreement will be permitted at any time to be amended by agreement between the Company and the applicable Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable Depositary Shares evidenced by the applicable Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain anticipated exceptions in the Deposit Agreements, of any holders of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

     A Deposit Agreement will be permitted to be terminated by the Company upon not less than 30 days' prior written notice to the applicable Preferred Stock Depositary if (i) such termination is necessary to preserve the Company's status as a REIT or (ii) a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon such Preferred Stock Depositary will be required to deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by such Preferred Stock Depositary with respect to such Depositary Receipts. The Company will agree that if a Deposit Agreement is terminated to preserve the Company's status as a REIT, then the Company will use its best efforts to list the Preferred Stock issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, a Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares thereunder shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock or
(iii) each share of the related Preferred Stock shall have been converted into stock of the Company not so represented by Depositary Shares.

CHARGES OF A PREFERRED STOCK DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of a Deposit Agreement. In addition, the Company will pay the fees and expenses of a Preferred Stock Depositary in connection with the performance of its duties under a Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of a Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the applicable Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     A Preferred Stock Depositary will be permitted to resign at any time by delivering to the Company notice of its election to do so, and the Company will be permitted at any time to remove a Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary will be required to be appointed within 60 days after delivery of the notice of resignation or removal and will be required to be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     A Preferred Stock Depositary will be required to forward to holders of Depositary Receipts any reports and communications from the Company which are received by such Preferred Stock Depositary with respect to the related Preferred Stock.

     Neither a Preferred Stock Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under a Deposit Agreement. The obligations of the Company and a Preferred Stock Depositary under a Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the applicable Depositary Shares), gross negligence or willful misconduct, and neither the Company nor any applicable Preferred Stock Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and any Preferred Stock Depositary will be permitted to rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event a Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company on the other hand, such Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTORY NOTES

     This discussion summarizes the material Federal income tax considerations that may be relevant to a prospective holder of the Securities. This discussion is based on current law. The discussion is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local, or foreign tax considerations. It also does not discuss all of the aspects of Federal income taxation that may be relevant to a prospective holder of securities in light of his particular circumstances or to certain types of holders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the Federal income tax laws. As used in this section, the term "Company" refers solely to Post Properties, Inc.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

QUALIFICATION AND TAXATION OF THE COMPANY AS A REIT

     The Company had made an election to be taxed as a REIT under Sections 856 through 860 of the Code effective for its short taxable year ending on December 31, 1993. The Company's qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests and organizational requirements imposed under the Code, as discussed below. The Company believes that it is organized and has operated in such a manner as to qualify under the Code for taxation as a REIT commencing with its 1993 taxable year, and the Company intends to continue to operate in such a manner. No assurance, however, can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT. See "Failure to Qualify" below.

     In the opinion of King & Spalding, the Company met the requirements for qualification and taxation as a REIT for its taxable years ended December 31, 1993, 1994, 1995 and 1996, and its current and proposed method of operation should enable it to continue to meet the requirements for qualification and taxation as a REIT. This opinion is based on various assumptions relating to the organization and operation of the Operating Partnership and the partnerships in which the Operating Partnership owns or has owned an interest (referred to herein as "Subsidiary Partnerships") and is conditioned upon certain representations made by the Company as to certain relevant factual matters relating to the organization and expected manner of operation of the Company, the Operating Partnership, and the Subsidiary Partnerships. King & Spalding is not aware of any facts or circumstances that are inconsistent with these assumptions and representations. Moreover, such qualification and taxation as a REIT will depend upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below. King & Spalding will not review compliance with these tests on a continuing basis. No assurance can be given that the Company will satisfy such tests on a continuing basis. See "Failure to Qualify" below.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the Code sections that govern the Federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

     So long as the Company continues to qualify for taxation as a REIT, it generally will not be subject to Federal corporate income tax on its net income that is distributed currently to its shareholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to Federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on items of tax preference, if any. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a loan or lease secured by the property) that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and nonetheless has maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amounts by which it fails the 75% or 95% gross income test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, it would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Finally, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such property's "built-in" gain (the excess of the fair market value of such property at the time of acquisition by the Company over the adjusted basis of such property at such time), such gain will be subject to the highest corporate rate applicable (as provided in retroactive IRS regulations that were announced in IRS Notice 88-19 but which have not yet been promulgated), provided an election is made by the Company to apply the principles of Section 1374 of the Code to such gain (a "Notice 88-19 election").

     When Columbus was formed in 1993, it acquired certain built-in gain assets from a C corporation in a carryover basis transaction. Columbus believes that the aggregate built-in gain with respect to such assets is approximately $7.8 million. Columbus filed a Notice 88-19 election with its first REIT tax return for the taxable year ended December 31, 1993. Accordingly, the Company (as Columbus' successor) should be subject to a Section 1374 corporate-level tax (assuming the retroactive regulations announced in Notice 88-19 are eventually issued by the IRS) if the Company or the Operating Partnership sells a built-in gain asset in a taxable transaction during the ten-year period commencing on the date such assets were originally acquired by Columbus. The Company will likewise file a Notice 88-19 election with respect to the built-in gain assets acquired from Columbus, but the Company has no current intention to sell any of the built-in gain assets that will be acquired from Columbus.

REQUIREMENTS FOR QUALIFICATION

     The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule");
(vii) that makes an election to be a REIT (or has made such election for a previous taxable year which has not been revoked or terminated) and satisfies all relevant filing and other administrative requirements established by the IRS that must be met in order to elect and maintain REIT status; (viii) that uses a calendar year for Federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to
(iv), inclusive, must be met during the entire taxable year and that condition
(v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under
Section 401(a) of the Code, however, generally is not considered an individual and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule. Finally, under the Taxpayer Relief Act of 1997 signed by the President on August 5, 1997 (the "1997 Act"), for its taxable years beginning after December 31, 1997, the Company will be treated as having met condition (vi) above if it has complied with certain Treasury regulations for ascertaining the ownership of its stock for such year and if it did not know (or after the exercise of reasonable diligence would not have known) that its stock was sufficiently closely held during such year to cause it to fail condition (vi).

     The Company's Articles of Incorporation contains restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements described in clauses (v) and (vi) above. See "Capital Stock of the Company -- Restrictions on Transfer."

     Section 856(i) of the Code provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation for Federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and items of income, deduction and credit of the REIT. For taxable years ending on or before December 31, 1997, a "qualified REIT subsidiary" is a corporation, all of the capital stock of which has been held by the REIT "at all times during the period such corporation was in existence." Under the 1997 Act, for post-1997 taxable years the stock of a qualified REIT subsidiary no longer needs to have been held by the REIT "at all times during the period such corporation was in existence." Certain subsidiaries of the Company constitute qualified REIT subsidiaries. Accordingly, in applying the income and asset tests described below, such subsidiaries will be ignored for Federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of income, deduction, and credit of the Company. Such subsidiaries therefore will not be subject to Federal corporate income taxation, although they may be subject to state and local taxation.

     In the case of a REIT that is a partner in an entity that is classified for Federal income tax purposes as a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership (based on the REIT's capital interest in the partnership) and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and asset tests described below. The ownership of interests in the Operating Partnership by the Company will result in its proportionate share of the assets, liabilities and items of income of the Operating Partnership being treated as assets, liabilities and items of income of the Company for purposes of the asset and income tests described below.

     Income Tests. For its taxable years ending on or before December 31, 1997, in order for the Company to maintain its qualification as a REIT, three requirements relating to gross income must be satisfied annually. First, at least 75% of its gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, for each taxable years ending on or before December 31, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions, and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year (the "30% Gross Income Test"). Under the 30% Gross Income Test, if a REIT holds an interest in a partnership that sells real property or if the REIT sells its interest in a partnership that holds real property, the gross income derived from such sale, to the extent attributable to real property, is deemed to be derived from the sale of real property held for the shorter of the period that the partnership held the property or the period that the REIT held its partnership interest. The 1997 Act repeals the 30% Gross Income Test effective for the Company's taxable year beginning January 1, 1998.

     The rent received by the Company from its tenants will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based, in whole or in part, on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant of the Company will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or a direct or indirect owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for the rent to qualify as "rents from real property," the Company generally must not operate or manage its properties or furnish or render services to the tenants of such properties, other than through an "independent contractor" who is adequately compensated and from whom the Company derives or receives no income. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." In addition, for the Company's taxable years beginning after December 31, 1997, the "independent contractor" requirement will not apply to noncustomary services provided by the Company, the annual value of which does not exceed 1% of the gross income derived from the property with respect to which the services are provided (the "1% de minimis exception"). For this purpose, such services may not be valued at less than 150% of the Company's direct cost of providing the services.

     The Company does not charge rent for any portion of any property that is based, in whole or in part, on the income or profits of any person. In addition, the Company does not receive any material rent from a Related Party Tenant. Finally, any noncustomary services will be provided through qualifying independent contractors or, for post-1997 taxable years, will satisfy the 1% de minimis exception.

     The Operating Partnership receives fees in consideration of the performance of management, landscaping and administrative services with respect to properties that are not wholly owned, directly or indirectly, by the Operating Partnership. A portion of such fees (corresponding to that portion of any such property owned by a third party) generally will not qualify under the 75% or 95% gross income tests. The Company will also receive certain other types of non-qualifying income, including its allocable share of any dividends paid by Post Services to the Operating Partnership (which will qualify under the 95% gross income test but not under the 75% gross income test). The Company believes, however, that the aggregate amount of such fees and other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it nevertheless may qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if the failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above in "-- Qualification and Taxation of the Company as a REIT," even if those relief provisions apply, a 100% tax would be imposed on the net income attributable to the greater of the amount by which the Company fails the 75% and 95% gross income tests. No such relief is available for violations of the 30% Gross Income Test (which, as noted above, has been repealed commencing with the Company's 1998 taxable year).

     Asset Tests. At the close of each quarter of its taxable year, the Company also must satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, including (i) its allocable share of real estate assets held by the Operating Partnership and any subsidiary partnerships or limited liability companies, and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) public debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's debt and equity securities owned by the Company (including its allocable share of such securities owned by the Operating Partnership) may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities. Debt of an issuer that is secured by real estate assets does not constitute a "security" for purposes of the 5% asset test. The 5% asset test generally must be met for any quarter in which a REIT acquires securities of an issuer or other property. Thus, this requirement must be satisfied not only on the date that the Company initially acquires securities of Post Services, but also each time the Company increases its ownership of securities of Post Services (e.g. as limited partners exercise their redemption rights).

     As described above, the Operating Partnership owns 100% of the nonvoting stock and 1% of the voting stock of Post Services. In addition, the Operating Partnership also holds a note of Post Services. By virtue of its ownership of an interest in the Operating Partnership, the Company is deemed to own its pro rata share of assets of the Operating Partnership and any subsidiary partnerships, including the securities of Post Services. Because the Operating Partnership does not own more than 10% of the voting securities of Post Services, the Company likewise does not own more than 10%. In addition, based upon its analysis of the estimated value of the debt and equity securities of Post Services owned by the Operating Partnership relative to the estimated value of the other assets owned by the Operating Partnership, the Company believes that its pro rata share of the debt and equity securities of Post Services at all relevant times has been less than 5% of the total value of the Company's assets. However, no independent appraisals have been obtained to support this conclusion, and King & Spalding, in rendering its opinion as to the Company's qualification as a REIT, is relying on the Company's representation with respect to the value of Post Services and its wholly owned subsidiaries. After reasonable inquiry, King & Spalding is not aware of any facts inconsistent with such representation. Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which any actual or deemed acquisition of the securities of Post Securities is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Operating Partnership's overall interest in Post Services.

     Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute with respect to each taxable year dividends (other than capital gain dividends) to its shareholders in an aggregate amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its Federal income tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, it would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed.

     The Company has made and intends to continue to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction, of such expenses in arriving at the Company's taxable income, or if the amount of nondeductible expenses (such as principal amortization or capital expenses) exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, the Operating Partnership may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to its shareholders in a later year, which may be included in its deduction for dividends paid for the earlier year. Although the Company may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

     Recordkeeping Requirements. Pursuant to applicable Treasury Regulations, in order to maintain qualification as a REIT, the Company must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding shares. The Company intends to comply with these requirements.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. It is not possible to predict whether in all circumstances the Company would be entitled to such statutory relief.

OTHER TAX CONSIDERATIONS

     Tax Status of Operating Partnership and Other Pass-Through Entities. All of the Company's investments have been made through the Operating Partnership, which in turn holds an interest in a subsidiary partnership (the "Subsidiary Partnership"). In the opinion of King & Spalding, the Operating Partnership and the Subsidiary Partnership each qualify as a partnership for Federal income tax purposes and not as an association taxable as a corporation or as a publicly traded partnership.

     A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent of a secondary market. The Treasury Department recently issued regulations effective for taxable years beginning after December 31, 1995 (the "PTP Regulations") that provide limited safe harbors, which, if satisfied, will prevent a partnership's interests from being treated as readily tradable on a secondary market or the substantial equivalent thereof. The "private placement" safe harbor applies if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (i) substantially all of the value of the person's interest in the flowthrough entity is attributable to the flow-through entity's interest (direct or indirect) in the partnership and (ii) a principal purpose of the use of the tiered arrangement is to permit the partnership to satisfy the 100-partner limitation. The Operating Partnership does not currently meet the private placement safe harbor of the PTP Regulations because it has more than 100 partners.

     Under a special grandfather rule, an existing partnership may continue to rely on safe harbors contained in IRS Notice 88-75 for a 10-year period. The Company believes that the Operating Partnership has satisfied, and will continue to satisfy, the private placement safe harbor under such Notice because, in part, it has fewer than 500 direct and indirect partners. Upon expiration of the grandfather period, if the Operating Partnership does not at that time satisfy the private placement safe harbor of the PTP Regulations, it is possible that the Operating Partnership could be classified as a publicly traded partnership. In that event, the Operating Partnership should satisfy a special "passive income" exception provided in Section 7704(c) of the Code and therefore should not be subject to Federal income tax at the corporate level. However, if the Operating Partnership were classified as a publicly traded partnership, the partners of the Operating Partnership would nevertheless be subject to special passive loss rules in Section 469(k) of the Code.

     If the Operating Partnership were treated as an association taxable as a corporation, the Company would fail the 75% asset test. Further, if the Subsidiary Partnership were treated as a taxable corporation, then the Company would cease to qualify as a REIT if the Company's ownership interest in such partnership exceeded 10% of the partnership's voting interests or the value of such interest exceeded 5% of the value of the Company's assets. Furthermore, in such a situation, distributions from the Subsidiary Partnership to Post would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described above and which could therefore make it more difficult for the Company to meet such test. Finally, the Company would not be able to deduct its share of losses generated by any of the Subsidiary Partnerships in computing its taxable income. See "-- Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year.

     Taxation of Post Services and Operating Subsidiaries. Post Services and its existing subsidiaries file a corporate consolidated return for federal income tax purposes. The consolidated taxable income of these companies is subject to tax at regular corporate rates. To the extent such entities are required to pay Federal, state and local income taxes, the cash available for distribution to shareholders will be correspondingly reduced.

     State and Local Taxes. The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside (although shareholders who are individuals generally should not be required to file state income tax returns outside of their state of residence with respect to the Company's operations and distributions). The state and local tax treatment of the Company and its shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Securities.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     As long as the Company qualifies as a REIT, distributions made to taxable U.S. Shareholders (as hereinafter defined) out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. Shareholders (as hereinafter defined) as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. Shareholder" means a holder of the Company's shares that for United States Federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and (B) one or more United States persons have the authority to control all substantial decisions of the trust. Distributions that are designated as capital gain dividends will be taxed as gain from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed the payor's actual net capital gain for the taxable year) without regard to the period for which the U.S. Shareholder has held his or her shares. However, corporate U.S. Shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. Shareholder to the extent that they do not exceed the adjusted basis of the U.S. Shareholder's shares, but will reduce the adjusted basis of such shares. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a U.S. Shareholder's shares, such distributions will be included in income as capital gain, assuming that such shares are capital assets in the hands of the U.S. Shareholder. The tax rate to which such capital gain will be subject will depend on the U.S. Shareholder's holding period for his shares. See "-- Capital Gains Rates Under the 1997 Act" below. In addition, any distribution declared by the Company in October, November or December of any year and payable to a U.S. Shareholder of record on a specified date in any such month shall be treated as both paid by the payor and received by the U.S. Shareholder on December 31 of such year, provided that the distribution is actually paid by the payor during January of the following calendar year.

     For its taxable years beginning after December 31, 1997, the Company may make an election with respect to all or part of its undistributed net capital gain. If the Company should make such an election, its shareholders would be required to include in their income as long-term capital gain their proportionate share of the Company's undistributed net capital gain as designated by the Company. The tax rate applicable to such gain is not clear under the 1997 Act. See "-- Capital Gains Rates Under the 1997 Act" below. Each such shareholder would be deemed to have paid his proportionate share of the income tax imposed on the Company with respect to such undistributed net capital gain, and this amount would be credited or refunded to the shareholder. In addition, the tax basis of the shareholder's stock would be increased by his proportionate share of undistributed net capital gains included in his income less his proportionate share of the income tax imposed on the Company with respect to such gains.

     U.S. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of its shares will not be treated as passive activity income and, therefore, U.S. Shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which a shareholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of the Company's shares (or distributions treated as such), however, will be treated as investment income only if the U.S. Shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

TAXATION OF U.S. SHAREHOLDERS ON THE DISPOSITION OF THE COMPANY'S SHARES

     In general, any gain or loss realized upon a taxable disposition of the Company's shares by a U.S. Shareholder who is not a dealer in securities will be treated as a capital gain or loss. Lower marginal tax rates for individuals may apply in the case of capital gains, depending on the holding period of the Company's shares that are sold. See "-- Capital Gains Rates Under the 1997 Act" below. However, any loss upon a sale or exchange by a U.S. Shareholder who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such U.S. Shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the Company's shares may be disallowed if other Company shares are purchased within 30 days before or after the disposition. In addition, capital losses not offset by capital gains may be deducted from an individual's ordinary income only up to a maximum of $3,000 per year. Unused capital losses may be carried forward. A corporate taxpayer may deduct capital losses only to the extent of capital gains, but may carry unused capital losses back three years and forward five years.

CAPITAL GAINS RATES UNDER THE 1997 ACT

     In general, under the 1997 Act, the maximum tax rate on an individual's net capital gain is reduced from 28-percent to 20-percent. In addition, any net capital gain which otherwise would be taxed at a 15-percent rate is taxed at a 10-percent rate. However, the rates applicable to ordinary income continue to apply to the sale or exchange of capital assets held for one year or less, and the applicable tax rates under prior law, rather than the new 20-percent and 10-percent rates, will continue to apply to the sale or exchange of capital assets held for more than one year but not more than 18 months. It is unclear how the applicable rate is determined in the case of capital gain dividends paid by a REIT, which, under Section 857 of the Code, are required to be treated as "gain from the sale or exchange of a capital asset held for more than one year." The Treasury Department is authorized to issue regulations that address the application of the new capital gains rates to sales and exchanges by REITs and to sales and exchanges of interests in REITs, but no such regulations have been issued.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     The Company will report to its U.S. Shareholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. Shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Shareholder who does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. Shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any U.S. Shareholders who fail to certify their nonforeign status to the Company. See "-- Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from Federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of shares with "acquisition indebtedness," a portion of its income from distributions on such shares will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal service plans that are exempt from taxation under paragraphs (7), (9), (17) and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of the shares would be required to treat a percentage of the dividends on its shares as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income, less related direct expenses, derived by Post from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income, less related direct expenses, of the Company for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Common Stock only if (i) the UBTI Percentage is at least 5%, (ii) Post qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company, in proportion to their actuarial interests in the pension trust and
(iii) either (A) one pension trust owns more than 25% of the value of such shares or (B) a group of pension trusts individually holding more than 10% of the value of shares collectively owns more than 50% of the value of the shares.

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing United States Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign holders of the Company's shares (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules. NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN THE SECURITIES, INCLUDING ANY REPORTING REQUIREMENTS.

     Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by the Company of United States real property interests and are not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of the Company's current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in shares is treated as effectively connected with the Non-U.S. Shareholder's conduct of a United States trade or business, the Non-U.S. Shareholder generally will be subject to Federal income tax at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Shareholder that is a corporate Non-U.S. Shareholder). The Company expects to withhold United States income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. The IRS issued proposed regulations in April 1996 that would modify the manner in which the Company complies with the withholding requirements.

     Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's shares, such distributions will give rise to tax liability if the Non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of his shares as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is determined subsequently that such distribution was, in fact, in excess of the payor's current and accumulated earnings and profits.

     The Company is required to withhold 10% of any distribution in excess of its current and accumulated earnings and profits to the extent such shares constitute "U.S. real property interests" under Section 897(c) of the Code. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution to a Non-U.S. Shareholder, to the extent that the Company does not do so, any portion of a distribution not subject to 30% withholding will be subject to 10% withholding.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a United States business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. Shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. The Company is required to withhold 35% of any distribution that is designated by it as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Shareholder's U.S. tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company is currently a "domestically-controlled REIT" and, therefore, the sale of Common Stock will not be subject to taxation under FIRPTA. However, because the Company's shares are publicly traded, no assurance can be given that the Company is or will continue to be a "domestically-controlled REIT." In addition, a Non-U.S. Shareholder that owned (actually or constructively under certain constructive ownership rules) 5% or less of the Company's outstanding shares at all times during a specified testing period will not be subject to tax under FIRPTA if such shares are regularly traded on an established securities market (e.g., the NYSE, on which the shares are currently traded). Furthermore, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of corporate Non-U.S. Shareholders).

OTHER TAX CONSEQUENCES

     The Company, the Operating Partnership, the corporate subsidiaries of the Company or the Company's shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business or reside. The state and local tax treatment of the Company and the Company's shareholders may not conform to the Federal income tax consequences discussed above.

TAXATION OF HOLDERS OF PREFERRED STOCK, DEPOSITARY SHARES AND DEBT SECURITIES

     If the Company offers one or more series of Preferred Stock or Depositary Shares, or if the Operating Partnership offers one or more series of Debt Securities, then there may be tax consequences for the holders of such Securities not discussed herein. For a discussion of any such additional consequences, see the applicable Prospectus Supplement.

                              PLAN OF DISTRIBUTION

     The Company and the Operating Partnership may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from the Company, from the Operating Partnership or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company or the Operating Partnership, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company or the Operating Partnership will be described, in the Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the NYSE. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Company or the Operating Partnership may elect to list any series of Debt Securities, Preferred Stock or Depositary Shares on an exchange, but neither is obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

     Under agreements the Company and the Operating Partnership may enter into, underwriters, dealers, and agents who participate in the distribution of Securities may be entitled to indemnification by the Company or the Operating Partnership against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company or the Operating Partnership in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company or the Operating Partnership, as the case may be, will authorize underwriters or other persons acting as the Company's or the Operating Partnership's agents to solicit offers by certain institutions to purchase Securities from the Company or the Operating Partnership at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company or the Operating Partnership, as the case may be. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company or the Operating Partnership, as the case may be, shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1996 and incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Operating Partnership for the year ended December 31, 1996 have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Columbus Realty Trust for the year ended December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, included in the Current Report on Form 8-K dated September 17, 1997 filed by Post Properties, Inc., and the Current Report on Form 8-K dated September 17, 1997 filed by Post Apartment Homes, L.P., have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The legality of the Securities will be passed upon for the Company and the Operating Partnership by King & Spalding, Atlanta, Georgia. Herschel M. Bloom, a member of King & Spalding, is a director of the Company.

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     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

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                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.........   S-3
Use of Proceeds.......................  S-10
Price Range of Common Stock and
  Dividend History....................  S-10
Capitalization........................  S-11
Selected Financial Information........  S-12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  S-14
Business and Communities..............  S-26
Management............................  S-30
Federal Income Tax Considerations.....  S-31
Underwriting..........................  S-33
Legal Matters.........................  S-34
                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company and the Operating
  Partnership.........................     3
Use of Proceeds.......................     3
Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends...........     4
Description of Debt Securities........     4
Description of Common Stock...........    15
Description of Preferred Stock........    17
Description of Depositary Shares......    23
Federal Income Tax Considerations.....    26
Plan of Distribution..................    37
Experts...............................    38
Legal Matters.........................    38

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                                3,000,000 SHARES

                             [POST PROPERTIES LOGO]
                             POST PROPERTIES, INC.
                                  COMMON STOCK
                       ----------------------------------

                             PROSPECTUS SUPPLEMENT

                       ----------------------------------

                              MERRILL LYNCH & CO.
                                 BT ALEX. BROWN
                            INTERSTATE/JOHNSON LANE
                                  CORPORATION

                           MORGAN STANLEY DEAN WITTER
                       PRUDENTIAL SECURITIES INCORPORATED
                             THE ROBINSON-HUMPHREY
                                    COMPANY
                               FEBRUARY   , 1998

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